Filed pursuant to Rule 424(b)(3)
Registration No. 333-271458

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated May 31, 2023)

Movella Holdings Inc.
Up to 23,523,776 shares of common stock
(including shares of common stock issuable upon the exercise of warrants and options)
This prospectus supplement supplements the prospectus dated May 31, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-271458). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling stockholders named in the Prospectus or their permitted transferees of up to 23,523,776 shares of our common stock, $0.00001 par value per share (the “common stock”), which includes (i) up to 4,100,000 shares of common stock held by Pathfinder Acquisition LLC (the “Sponsor”) and certain other persons and entities (collectively with the Sponsor, the “Original Holders”) holding shares of common stock initially purchased in a private placement in connection with the initial public offering of Pathfinder Acquisition Corporation (“Pathfinder”); (ii) 4,250,000 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock at an exercise price of $11.50 per share held by the Original Holders; (iii) 6,576,036 shares held by certain affiliates and former affiliates of Movella Inc. (“Legacy Movella”); (iv) 8,500,000 shares of common stock held by FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P. (collectively, the “FP Purchasers”) as a result of the transfer of 1,000,000 shares from Pathfinder to the FP Purchasers pursuant to that certain Equity Grant Agreement, dated as of November 14, 2022, by and among Pathfinder and the FP Purchasers and the purchase of 7,500,000 shares of common stock by the FP Purchasers from Pathfinder in a private placement in connection with the VLN Facility (as defined in the Prospectus) (the “FP VLN Shares”); and (v) up to 97,740 shares of common stock issuable upon exercise of certain outstanding options to acquire shares of our common stock held by former employees of Legacy Movella. We will not receive any proceeds from the sale of the shares by the selling stockholders pursuant to the Prospectus. We will receive proceeds from the cash exercise of any options and warrants to purchase shares of our common stock and will be entitled to a credit against the VLN Facility in connection with the sale of any FP VLN Shares, as described in the section entitled “Use of Proceeds” in the Prospectus. We are registering the offer and sale of certain of the shares covered by the Prospectus to satisfy registration rights we have granted to the selling stockholders. Our registration of the shares covered by the Prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may sell the shares of common stock covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus.

Our shares of common stock and warrants to purchase shares of common stock (the “public warrants”) are listed on Nasdaq under the symbols “MVLA” and “MVLAW,” respectively. On August 10, 2023, the closing price of our shares of common stock was $1.09 per share and the closing price for our public warrants was approximately $0.08 per warrant. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

___________________________________________________________________________________________

See the section entitled “Risk Factors” beginning on page 15 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 11, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 10-Q
____________________________
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number 001-04321
____________________________
Movella Holdings Inc.
(Exact name of registrant as specified in its charter)
____________________________

Delaware	98-1575384
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 110, 3535 Executive Terminal Drive Henderson, NV	89052
(Address of Principal Executive Offices)	(Zip Code)
____________________________
(725) 238-5682
Registrant's telephone number, including area code

N/A
___________________________________________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $.00001 par value per share	MVLA	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one share of common stock at an exercise price of $11.50	MVLAW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an "emerging growth company". See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒
APPLICABLE ONLY TO CORPORATE ISSUERS:
The registrant had outstanding 50,907,431 shares of common stock as of August 9, 2023.

Part I - Financial Information
Item 1. Financial Statements
MOVELLA HOLDINGS INC.
Condensed Consolidated Balance Sheets
(In thousands, except share and per share data)
(Unaudited)

	As of June 30, 2023	As of December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$51,008	$14,334
Accounts receivable, net of allowance for credit losses of $721 and $144 at June 30, 2023 and December 31, 2022	5,517	6,690
Inventories	6,348	5,164
Prepaid expenses and other current assets	5,404	3,274
Total current assets	68,277	29,462
Property and equipment, net	2,692	2,361
Goodwill	37,238	36,381
Intangible assets, net	2,216	5,807
Non-marketable equity securities	25,292	25,285
Capitalized equity issuance costs and other assets	1,668	4,265
Deferred tax assets	—	86
Right-of-use assets	3,134	3,281
Total assets	$140,517	$106,928
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$2,428	$5,967
Accrued expenses and other current liabilities	6,428	7,944
Current portion of long-term debt	141	148
Current portion of deferred revenue	3,053	3,334
Payable to Kinduct sellers – current	—	4,303
Total current liabilities	12,050	21,696
Long-term portion of term debt	50,458	25,649
Convertible notes, net – related party (Note 12)	—	6,186
Warrant liabilities	1,225	—
Deferred revenue, net of current portion	1,331	1,344
Deferred tax liabilities, net	68	—
Operating lease liabilities and other non-current liabilities	2,934	3,088
Total liabilities	68,066	57,963
Commitments and contingencies (Note 13)
Mezzanine equity

MOVELLA HOLDINGS INC.
Condensed Consolidated Balance Sheets
(In thousands, except share and per share data)
(Unaudited)

	As of June 30, 2023	As of December 31, 2022
Redeemable convertible preferred stock, $0.00001 par value. 0 shares authorized, issued, and outstanding at June 30, 2023; 3,207,472 shares authorized, issued and outstanding as of December 31, 2022; liquidation preference of $30,000 as of December 31, 2022	—	41,991
Non-redeemable convertible preferred stock, $0.00001 par value. 20,000,000 shares authorized, 0 shares issued, and outstanding at June 30, 2023; 29,524,294 shares authorized and 24,338,566 shares issued and outstanding as of December 31, 2022; liquidation preference of $146,548 as of December 31, 2022	—	143,192
Total mezzanine equity	—	185,183
Stockholders’ equity (deficit)
Common stock, $0.00001 par value. 900,000,000 shares authorized, 50,907,431 shares issued and outstanding at June 30, 2023; 46,430,391 shares authorized, 6,231,947 shares issued and outstanding at December 31, 2022	1	1
Additional paid-in capital	211,914	692
Accumulated other comprehensive loss	(561)	(1,646)
Accumulated deficit	(140,039)	(142,016)
Total Movella stockholders’ equity (deficit)	71,315	(142,969)
Non-controlling interest in subsidiaries	1,136	6,751
Total stockholders’ equity (deficit)	72,451	(136,218)
Total liabilities, mezzanine equity and stockholders’ equity	$140,517	$106,928
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MOVELLA HOLDINGS INC.
Condensed Consolidated Statements of Operations
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
				Restated
Revenues
Product	$6,550	$7,064	$14,209	$15,164
Service	1,809	1,513	3,317	2,921
Total revenues	8,359	8,577	17,526	18,085
Cost of revenues
Product	2,971	3,184	5,332	6,773
Service	944	1,137	2,154	2,250
Total cost of revenues	3,915	4,321	7,486	9,023
Gross profit	4,444	4,256	10,040	9,062
Operating expenses
Research and development	2,203	4,273	5,107	7,809
Sales and marketing	3,785	3,660	7,265	7,100
General and administrative	6,192	3,140	10,149	6,477
Impairment of intangible assets	—	—	4,657	—
Total operating expenses	12,180	11,073	27,178	21,386
Loss from operations	(7,736)	(6,817)	(17,138)	(12,324)
Other income (expense)
Loss on debt extinguishment	—	—	(107)	—
Change in fair value of warrant liabilities	288	—	1,678	—
Debt issuance costs	—	—	(7,945)	—
Revaluation of debt, net	(7,292)	—	24,576	—
Interest expense	(8)	(655)	(180)	(1,055)
Interest income	623	2	879	6
Other income, net	149	65	34	148
Income (loss) before income taxes	(13,976)	(7,405)	1,797	(13,225)
Income tax expense (benefit)	71	(337)	129	(322)
Net income (loss)	(14,047)	(7,068)	1,668	(12,903)
Net loss attributable to non-controlling interests	(188)	(184)	(309)	(423)
Net income (loss) attributable to Movella Holdings Inc.	(13,859)	(6,884)	1,977	(12,480)
Deemed dividend from accretion of Series D-1 preferred stock	—	(670)	(316)	(1,329)
Net income (loss) attributable to common stockholders	$(13,859)	$(7,554)	$1,661	$(13,809)

Earnings (loss) per share attributable to common stockholders
Basic	$(0.27)	$(1.48)	$0.04	$(2.87)
Diluted	$(0.27)	$(1.48)	$0.04	$(2.87)
Weighted average shares used in computing earnings (loss) per share attributable to common stockholders
Basic	50,876,842	5,098,463	40,710,849	4,815,575
Diluted	50,876,842	5,098,463	41,755,785	4,815,575
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MOVELLA HOLDINGS INC.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(In thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net income (loss)	$(14,047)	$(7,068)	$1,668	$(12,903)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net of tax	512	(1,665)	772	(1,645)
Release of cumulative foreign currency translation adjustments as a result of the partial disposition of QDJV	313	—	313	—
Comprehensive income (loss)	(13,222)	(8,733)	2,753	(14,548)
Comprehensive loss attributable to non-controlling interests	(188)	(184)	(309)	(423)
Comprehensive income (loss) attributable to Movella Holdings Inc.	$(13,034)	$(8,549)	$3,062	$(14,125)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MOVELLA HOLDINGS INC.
Condensed Consolidated Statements of Mezzanine Equity and Stockholders’ Equity (Deficit)
(In thousands, except share data)
(Unaudited)

	Redeemable convertible preferred stock		Non-redeemable convertible preferred stock		Common stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Non-controlling interests	Total
Balance, March 31, 2022	6,562,724	$39,966	49,792,827	$143,192	9,364,591	$1	$—	$1,451	$(115,438)	$7,144	$(106,842)
Retroactive conversion of shares due to Business Combination	(3,355,252)	—	(25,457,033)	—	(4,787,732)	—	—	—	—	—	—
Balance at March 31, 2022, as converted	3,207,472	39,966	24,335,794	143,192	4,576,859	1	—	1,451	(115,438)	7,144	(106,842)
Stock-based compensation expense	—	—	—	—	—	—	335	—	—	—	335
Accretion of Series D-1 convertible preferred stock	—	670	—	—	—	—	(911)	—	241	—	(670)
Issuance of common stock for exercise of options	—	—	—	—	1,567,587	—	1,404	—	—	—	1,404
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,665)	—	—	(1,665)
Net loss	—	—	—	—	—	—	—	—	(6,884)	(184)	(7,068)
Balance, June 30, 2022	3,207,472	40,636	24,335,794	143,192	6,144,446	1	828	(214)	(122,081)	6,960	(114,506)

Balance, March 31, 2023	—	—	—	—	50,693,308	1	206,428	(1,386)	(126,180)	6,630	85,493
Stock-based compensation expense	—	—	—	—	—	—	493	—	—	—	493
Issuance of common stock in connection with Business Combination Agreement, net of redemptions and transaction costs	—	—	—	—	214,123	—	—	—	—	—	—
Partial disposition of interest in QDJV	—	—	—	—	—	—	4,993	313	—	(5,306)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	512	—	—	512
Net loss	—	—	—	—	—	—	—	—	(13,859)	(188)	(14,047)
Balance, June 30, 2023	—	$—	—	$—	50,907,431	$1	$211,914	$(561)	$(140,039)	$1,136	$72,451
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MOVELLA HOLDINGS INC.
Condensed Consolidated Statements of Mezzanine Equity and Stockholders’ Equity (Deficit)
(In thousands, except share data)
(Unaudited)

	Redeemable convertible preferred stock		Non-redeemable convertible preferred stock		Common stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Non-controlling interests	Total
Balance, December 31, 2021	6,562,724	$39,307	49,792,827	$143,192	9,184,092	$1	$—	$1,431	$(109,601)	$7,383	$(100,786)
Retroactive conversion of shares due to Business Combination	(3,355,252)	—	(25,457,033)	—	(4,695,450)	—	—	—	—	—	—
Balance at December 31, 2021, as converted	3,207,472	39,307	24,335,794	143,192	4,488,642	1	—	1,431	(109,601)	7,383	(100,786)
Stock-based compensation expense	—	—	—	—	—	—	648	—	—	—	648
Accretion of Series D-1 convertible preferred stock	—	1,329	—	—	—	—	(1,329)	—	—	—	(1,329)
Issuance of common stock for exercise of options	—	—	—	—	1,655,804	—	1,491	—	—	—	1,491
Issuance of common stock warrants to Eastward	—	—	—	—	—	—	18	—	—	—	18
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,645)	—	—	(1,645)
Net loss	—	—	—	—	—	—	—	—	(12,480)	(423)	(12,903)
Balance, June 30, 2022	3,207,472	40,636	24,335,794	143,192	6,144,446	1	828	(214)	(122,081)	6,960	(114,506)

Balance, December 31, 2022	6,562,724	41,991	49,798,500	143,192	12,751,023	1	692	(1,646)	(142,016)	6,751	(136,218)
Retroactive conversion of shares due to Business Combination	(3,355,252)	—	(25,459,934)	—	(6,519,076)	—	—	—	—	—	—
Balance at December 31, 2022, as converted	3,207,472	41,991	24,338,566	143,192	6,231,947	1	692	(1,646)	(142,016)	6,751	(136,218)
Stock-based compensation expense	—	—	—	—	—	—	1,157	—	—	—	1,157
Accretion of Series D-1 convertible preferred stock prior to close of Business Combination Agreement	—	316	—	—	—	—	(316)	—	—	—	(316)
Issuance of common stock for exercise of options prior to close of Business Combination Agreement	—	—	—	—	3,970	—	10	—	—	—	10
Issuance of common stock upon conversion of Preferred stock	(3,207,472)	(42,307)	(24,338,566)	(143,192)	27,583,963	—	185,499	—	—	—	185,499
Issuance of common stock in connection with Business Combination Agreement, net of redemptions and transaction costs	—	—	—	—	16,168,831	—	13,359	—	—	—	13,359
Issuance of common stock upon conversion of Convertible notes	—	—	—	—	651,840	—	6,520	—	—	—	6,520
Issuance of common stock upon conversion of Legacy Movella warrants	—	—	—	—	266,880	—	—	—	—	—	—
Partial disposition of interest in QDJV	—	—	—	—	—	—	4,993	313	—	(5,306)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	772	—	—	772
Net income (loss)	—	—	—	—	—	—	—	—	1,977	(309)	1,668
Balance, June 30, 2023	—	$—	—	$—	50,907,431	$1	$211,914	$(561)	$(140,039)	$1,136	$72,451
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MOVELLA HOLDINGS INC.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities
Net income (loss)	1,668	$(12,903)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation and amortization	953	3,647
Stock-based compensation expense	1,157	648
Provision for excess and obsolete inventories	241	—
Allowance for credit losses	577	—
Impairment of intangible assets	4,657	—
Unrealized loss on marketable securities	—	58
Accretion of convertible notes, net	—	154
Non-cash interest expense from note accretion	61	159
Non-cash interest expense from deferred payout accretion	57	—
Amortization of debt discount and debt issuance costs	52	209
Gain on change in fair value of embedded derivative	—	(50)
Gain on change in fair value of warrant liabilities	(1,678)	—
Gain on revaluation of debt, net	(24,576)	—
Loss on debt extinguishment	107	—
Debt issuance costs	7,945	—
Right-of-use assets	267	—
Deferred income taxes	154	—
Changes in operating assets and liabilities
Accounts receivable	606	474
Inventories	(1,313)	(2,014)
Prepaid expenses and other assets	(1,488)	(54)
Other assets	(1,527)	(31)
Accounts payable	(793)	(844)
Accrued expenses and other liabilities	(1,126)	(848)
Deferred revenue	(366)	247
Other liabilities	(205)	(35)
Net cash used in operating activities	(14,570)	(11,183)
Cash flows from investing activities
Purchase of intangibles	—	(153)
Additions to capitalized software development costs	(1,528)	—
Purchases of property and equipment	(646)	(302)
Net cash used in investing activities	(2,174)	(455)
Cash flows from financing activities
Proceeds from Venture Linked Notes	75,000	—
Payment of debt issuance costs	(8,791)	—
Proceeds from Business Combination	36,048	—
Payment of equity issuance costs	(18,682)	—
Repayment of loans using proceeds from Venture Linked Notes	(25,557)	—
Proceeds from term loans and revolving line of credit, net	—	1,006

MOVELLA HOLDINGS INC.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2023	2022
Proceeds from issuance of convertible notes	—	4,873
Principal payments of loans	—	(280)
Proceeds from the exercise of stock options	10	1,491
Payment of deferred payout to Kinduct sellers	(4,360)	—
Net cash provided by financing activities	53,668	7,090
Effect of foreign exchange rate changes on cash and equivalents	(250)	(443)
Net increase (decrease) in cash and cash equivalents	36,674	(4,991)
Cash and cash equivalents
Beginning of period	14,334	11,166
End of period	$51,008	$6,175
Supplemental disclosures of cash flow information
Cash paid for interest	$614	$507
Cash paid for taxes, net of refunds	93	127
Supplemental disclosure of non-cash investing and financing activities
Accretion of Series D-1 convertible preferred Stock	$316	$1,329
Issuance of convertible notes in exchange for Kinduct deferred payout	—	1,148
Issuance of warrants to lender	—	18
Right-of-use assets obtained in exchange for operating lease liabilities	219	4,280
Issuance of common stock upon conversion of Convertible notes	6,520	—
Issuance of common stock upon conversion of preferred stock	185,499	—
Acquisition of warrant liabilities	2,903	—
Capitalized equity issuance costs applied to proceeds	4,248	—
Partial disposition of QDJV	5,306	—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
1.    Overview and Summary of Significant Accounting Policies
Description of Business
Movella Holdings Inc. ( the "Company" or "New Movella" or "Movella) is a global full-stack provider of integrated sensors, software, and analytics that enable the digitization of movement. Movella’s solutions accelerate innovation and enable our customers, partners, and users to create extraordinary outcomes. Movella powers real-time character movement in digital environments, transforms movement into digital data that provides meaningful and actionable insights, renders digitized movement to enable the creation of sophisticated and true-to-life animated content, creates new forms of monetizable IP with unique biomechanical digital content, and provides spatial movement orientation and positioning data. Partnering with leading global brands such as Electronic Arts, EPIC Games, 20th Century Studios, Netflix, Toyota, and over 2,000 customers in total, Movella currently serves the entertainment, health and sports, and automation and mobility markets. Additionally, Movella believes it is well-positioned to provide critical enabling solutions for applications in emerging high-growth markets such as the Metaverse, next-generation gaming, live streaming, digital health, and autonomous robots with recently introduced offerings and products currently in development.
Movella Inc. (“Legacy Movella”) was incorporated in the state of Delaware on August 14, 2009. Previously the Company was known as mCube Inc, and on September 27, 2021, the Company was renamed to MovellaTM. The Company is headquartered in Henderson, Nevada and has subsidiaries in the Netherlands, Canada, United States, Taiwan, China, and India.
Merger with Pathfinder Acquisition Corporation
On February 10, 2023, (the “Closing Date”), Movella Holdings Inc., a Delaware corporation (formerly known as Pathfinder Acquisition Corporation (“Pathfinder”)), consummated the previously announced business combination (the “Business Combination”) contemplated by that certain Business Combination Agreement, dated October 3, 2022 (the “Business Combination Agreement”), by and among Pathfinder, Motion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Pathfinder (“Merger Sub”) and Movella Inc., a Delaware corporation.
On the Closing Date, promptly following the consummation of the Domestication, Merger Sub merged with and into Movella (the “Merger”), with Movella continuing as the surviving company in the Merger and, after giving effect to the Merger, Movella became a wholly owned subsidiary of New Movella (the time that the Merger became effective being referred to as the “Effective Time”). Pathfinder’s Class A ordinary shares, public warrants and the Pathfinder Units were historically quoted on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “PFDR,” “PFDRW,” and “PFDRU,” respectively. On the Closing Date, the Pathfinder Units automatically separated into the component securities and, as a result, no longer trade as a separate security. On February 13, 2023, the New Movella Common Stock and warrants began trading on Nasdaq under the symbols “MVLA” and “MVLAW,” respectively. See Note 4. Reverse Recapitalization for additional information.

The Company accounted for the Business Combination as a reverse recapitalization whereby Legacy Movella was determined as the accounting acquirer and PFDR as the accounting acquiree. This determination was primarily based on:
• Legacy Movella stockholders having the largest voting interest in New Movella;
• the board of directors of New Movella having seven members, and Legacy Movella’s former stockholders having the ability to nominate the majority of the members of the board of directors;
• Legacy Movella management continuing to hold executive management roles for the post-combination company and being responsible for the day-to-day operations;
• the post-combination company assuming the Legacy Movella name;
• New Movella maintaining the pre-existing Legacy Movella headquarters; and
• the intended strategy of New Movella being a continuation of Legacy Movella’s strategy.
Accordingly, the Business Combination was treated as the equivalent of Legacy Movella issuing stock for the net assets of Pathfinder, accompanied by a recapitalization. The net assets of Pathfinder are stated at historical cost, with no goodwill or other intangible assets recorded.

While Pathfinder was the legal acquirer in the Business Combination, because Legacy Movella was determined as the accounting acquirer, the historical financial statements of Legacy Movella became the historical financial statements of the combined company, upon the consummation of the Business Combination. As a result, the financial statements included in the accompanying unaudited interim condensed consolidated financial statements reflect (i) the historical operating results of Legacy Movella prior to the Business Combination; (ii) the combined results of the Company and

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Legacy Movella following the closing of the Business Combination; (iii) the assets and liabilities of Legacy Movella at their historical cost; and (iv) the Company’s equity structure for all periods presented.

In connection with the Business Combination, the Company has converted the equity structure for the periods prior to the Business Combination to reflect the number of shares of New Movella’s common stock issued to Legacy Movella’s stockholders in connection with the recapitalization transaction. As such, the shares, corresponding capital amounts and earnings per share, as applicable, related to Legacy Movella’s convertible preferred stock and common stock prior to the Business Combination have been retroactively converted as shares by applying the exchange ratio of approximately 0.4887 established in the Business Combination.

As of June 30, 2023, the Company incurred a total of $29.2 million of business combination related costs which principally consisted of advisory, legal, other professional fees, debt discount and debt issuance costs. The Company expensed $1.6 million related to the Venture Linked Notes in the twelve months ended December 31, 2022 and an additional $7.9 million related to the Venture Linked Notes in the six months ended June 30, 2023. Upon consummation of the business combination agreement in February 2023, $19.7 million of transaction costs have been recorded as a reduction in the proceeds from the business combination.
Basis of Presentation and Principles of Consolidation
The information contained herein has been prepared by Movella Holdings Inc. (the “Company”) in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The condensed consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries, and joint ventures in which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The information at June 30, 2023 and the results of the Company’s operations for the six months ended June 30, 2023 and 2022 are unaudited. The condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring accruals, except otherwise disclosed herein, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. These unaudited condensed consolidated financial statements and notes hereto should be read in conjunction with the audited financial statements and notes thereto included elsewhere herein. Certain prior period amounts were reclassified to conform to the current period presentation. These reclassifications did not affect total revenues, costs and expenses, net loss, assets, liabilities or stockholders’ deficit. Except as set forth below, the accounting policies used in preparing these unaudited condensed consolidated financial statements are the same as those described in the Company’s financial statements for the year ended December 31, 2022. There were no material changes to our significant accounting policies and estimates during the six months ended June 30, 2023 with the exception of the addition of policies relating to the FP Venture Linked Notes and assumed warrant liabilities. The results of operations for the interim periods presented are not necessarily indicative of results to be expected for any other interim period or for the year as a whole.
Qingdao Joint Venture
On October 26, 2018, the Company, through its wholly-owned subsidiary, mCube Hong Kong, entered into an Equity Joint Venture Contract (“JV”) with a Chinese entity Qingdao Microelectronics Innovation Center Co., Ltd. (“QMICC”) to form Qingdao Hygealeo Technology Co. Ltd. (“Qingdao JV”). The Company contributed know-how for 70% ownership of the Qingdao JV and QMICC agreed to contribute approximately $16.5 million based on then-prevailing foreign exchange currency rates for 30% ownership. Qingdao JV is engaged in research and development, application and sale of intelligent sensor module turnkey solutions. Qingdao JV was formed and headquartered in Laoshan District, Qingdao, Shandong Province, People’s Republic of China (“PRC”).

On April 6, 2020, Golden Maple, Inc., a company headquartered in Zhejiang, China (“Golden Maple”), merged with Qingdao JV. Golden Maple investors exchanged its equity capital valued at approximately $8.3 million at then-prevailing foreign currency exchange rates for 14% of Qingdao JV’s equity interest. Immediately following the effectiveness of the merger between both entities, the current Qingdao JV shareholders, mCube Hong Kong Limited and QMICC, own approximately 60% and 26% of the Company’s subsidiary interest, respectively.

On June 10, 2023, as part of the Company's efforts to exit the Qingdao JV, the Company partially disposed of its interest in the Qingdao JV by transferring approximately 10.3% of its equity stake in the Qingdao JV to QMICC and 26.3% of its equity stake in the Qingdao JV to Jinhua Jinfeng Enterprise Management Consulting Co. for no consideration, resulting in Movella owning approximately 23.4% of the Qingdao Joint Venture as of June 30, 2023.
Based on the Company’s analysis of the Qingdao JV under ASC 810 – Consolidation, the Company has determined that Qingdao JV is a variable interest entity (“VIE”) based on the fact the Qingdao JV does not have sufficient

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
equity to operate without financial support from the Company. Further, the Company concluded that Movella is the Qingdao JV’s primary beneficiary based on two conditions. Movella occupies two of three member seats in Qingdao JV’s managing committee and has greater than 20% ownership interest in the Qingdao JV, therefore, has the power to direct the activities of the Qingdao JV that most significantly impact its economic performance, including establishing the strategic, operating and capital decisions of the Qingdao JV in the ordinary course of business. In addition, Movella has an obligation to absorb potential losses of the Qingdao JV or the right to receive potential benefits from the Qingdao JV in proportion to its equity interest. As the primary beneficiary, the Company consolidated the results of the Qingdao JV for financial reporting purposes under the variable interest consolidation model guidance in ASC 810 for the six months ended June 30, 2023 and 2022, respectively.
Liquidity
The Company has prepared its condensed consolidated financial statements assuming that the Company will continue as a going concern. The Company has incurred recurring losses from operations and net cash used in operating activities including a net loss from operations of $17.1 million and net cash used in operating activities of $14.6 million for the six months ended June 30, 2023. The Company has cash, cash equivalents, and marketable securities of $51.0 million; there are restrictions on the Company’s ability to transfer cash and cash equivalents of $0.4 million held outside of the U.S. by its subsidiaries in China and $0.6 million held by its joint venture entity in China as of June 30, 2023. The continuation of the Company as a going concern is dependent upon, among other things, the continued financial support from its investors to fund operations, the ability of the Company to obtain necessary equity or debt financing, and the attainment of profitable operations.
On February 10, 2023, the Company consummated the Business Combination Agreement with Pathfinder Acquisition Corporation whereby through a series of transactions, the Company received approximately $58.0 million of net cash proceeds after transaction costs and repayment of debt. See Note 4. Reverse Recapitalization for additional details.
The Note Purchase Agreement also contains a financial covenant requiring the Company and its subsidiaries to achieve positive EBITDA on a consolidated basis for the most recently ended four-quarter period, commencing with the last day of the fiscal quarter ending June 30, 2024 and as of the last day of each fiscal quarter thereafter.
With the cash, cash equivalents, and marketable securities on hand at June 30, 2023, the Company believes the actions it has taken, and the measures it may take in the future, will provide sufficient liquidity to fund operations and capital expenditures over the next twelve months.
The Company may seek to raise additional capital, which could be in the form of loans, convertible debt or equity, to fund future operating requirements and capital expenditures. The Company’s liquidity is highly dependent on its ability to increase revenues, control operating costs, and raise additional capital. The Company continues to closely monitor expenses to assess whether any immediate changes are necessary to enhance its liquidity. There can be no assurance that the Company will be able to raise additional capital on favorable terms, or execute on any other means of improving liquidity as described above.
Reclassification
Certain reclassifications have been made to the Company’s condensed consolidated financial statements for the six months ended June 30, 2022 to conform to the current period’s condensed consolidated financial statement presentation. The reclassifications had no impact on total revenues, expenses, assets, liabilities, stockholders’ deficit, cash flows from operating activities, cash flows from investing activities, or cash flows from financing activities for all periods presented.
Use of Estimates
The preparation of the accompanying condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Such estimates include, but are not limited to, measurement of valuation allowances relating to accounts receivable, inventories and deferred tax assets; estimates of future payouts for customer incentives and allowances and warranties; uncertain tax positions; incremental borrowing rates; fair values of stock-based compensation, fair value of embedded derivatives, fair value of the Venture Linked Notes, and valuation of common stock, preferred stock and warrants; estimates and assumptions used in connection with business combinations; useful lives of long-lived assets including intangible assets and property and equipment; revenue recognition; and future cash flows used to assess and test for impairment of goodwill

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
and long-lived assets, if applicable. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.
Due to the Coronavirus (“COVID-19”) pandemic, there has been uncertainty and disruption in the global economy and financial markets. The Company is not aware of any specific event or circumstance that would require a material update to its estimates or judgments or an adjustment of the carrying value of its assets or liabilities as of June 30, 2023. However, these estimates may change as new events occur and additional information is obtained, as well as other factors related to COVID-19 that could result in material impacts to the Company’s condensed consolidated financial statements in future reporting periods.
Significant Risks and Uncertainties
The Company is subject to those risks common in the technology industry and also those risks common to early stage companies including, but not limited to, the possibility of not being able to successfully develop or market its products as forecasted, technological obsolescence, competition, dependence on key personnel and key external alliances, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed.
Segment Reporting
The Company’s Chief Executive Officer (“CEO”) is the Chief Operating Decision Maker (“CODM”). The CODM allocates resources and makes operating decisions based on financial information presented on a consolidated basis. The profitability of the Company’s product group is not a determining factor in allocating resources and the CODM does not evaluate profitability below the level of the consolidated company. Accordingly, the Company has determined that it has a single reportable segment and operating segment structure.
Cash and Cash Equivalents
The Company’s cash and cash equivalents consist of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at the time of purchase. Cash and cash equivalents include demand deposits and money market accounts. Interest is accrued as earned. Cash and cash equivalents are recorded at cost, which approximates fair value. Approximately $1.5 million and $4.1 million of the Company’s cash and cash equivalents balance were held outside of the U.S. as of June 30, 2023 and December 31, 2022, respectively. There are restrictions on the Company’s ability to transfer cash and cash equivalents of $0.4 million held outside of the U.S. by its subsidiaries in China and $0.6 million held by its joint venture entity in China as of June 30, 2023.
Debt Instruments

Venture Linked Notes

As permitted under ASC 825, Financial Instruments the Company has elected the fair value option to account for its Francisco Partners Venture Linked Notes (the “Venture Linked Notes”) primarily to avoid the separate recognition of certain linked instruments in the consolidated statements of operations. In accordance with ASC 825, the Company records the Venture Linked Notes at fair value with changes in fair value recorded as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, $0.8 million of direct costs and fees related to the Pre-Close Notes and $1.6 million related to the Venture Linked Notes was expensed during the year ended December 31, 2022 and an additional $7.9 million related to the Venture Linked Notes was expensed upon consummation of the Business Combination Agreement in February 2023.
Deferred Payout
On September 23, 2020, the Company acquired 100% of the issued and outstanding equity of Kinduct Technology, Inc. (“Kinduct”), a privately held company, in the business of developing intelligent health, fitness, and sport performance software. Related to the acquisition of Kinduct the Company agreed to three deferred cash installment

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
payments totaling $10.0 million with a fair value of $9.4 million. The deferred payout schedule was $2.0 million due on March 23, 2021, $2.0 million due on September 23, 2021, and $6.0 million due on March 23, 2022. As of December 31, 2022, the Company had paid $4.0 million for the first two deferred cash installment payments with the remaining $6.0 million of installment payments partially satisfied with an exchange of $1.1 million owed under the deferred payout for convertible notes. See Note 5. Debt and Note 12. Related Party Transactions for more information on the convertible notes. Any amounts that were due and payable under the deferred payout agreement were accruing interest at 12% until paid in full. On December 16, 2022, the Company reached an agreement with the former owners of Kinduct to satisfy in full the remaining balance of the deferred payout, with $1.0 million paid on December 20, 2022 and quarterly installments of $0.5 million due beginning March 31, 2023 unless an Acceleration Event occurs. On February 10, 2023, an Acceleration Event occurred and the Company satisfied the deferred payout liability in full on February 13, 2023.
Debt and Equity Issuance Costs

Debt and equity issuance costs, which primarily consist of direct and incremental banking, legal, accounting, consulting, and printing fees relating to the merger transaction described in Note 4. Reverse Recapitalization, are allocated between the debt and equity elements of the transaction. Debt issuance costs of $7.9 million relating to the Venture Linked Notes have been expensed in the six months ended June 30, 2023, as the Company elected the fair value option for the Venture Linked Notes which closed on February 10, 2023. The Company recorded $19.7 million of equity issuance costs as a reduction in proceeds received from the business combination.
Acquired Intangible Assets
The Company’s intangible assets include developed technology, customer relationships, patents, trademarks and non-compete agreements. Intangible assets are stated at cost less accumulated amortization and are amortized over their estimated useful lives using the straight-line method. Acquired intangible assets and long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset group containing these assets may not be recoverable. For the six months ended June 30, 2023 and 2022, the Company recognized $4.7 million and nil, respectively, of impairment losses.
Warrant Liabilities

In connection with the Closing, all 596,435 Legacy Movella warrants were net exercised for 546,056 common shares of Legacy Movella which were then converted into 266,880 shares of New Movella common stock based on the Exchange Ratio of approximately 0.4887.

Upon the Closing of the Business Combination, the Company assumed 6,500,000 public warrants and 4,250,000 private placement warrants that were previously issued by PFDR. Each public warrant and private placement warrant is exercisable for 1 share of New Movella common stock at an exercise price of $11.50.

The Company evaluates its financial instruments, including its outstanding warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company has outstanding public and private placement warrants, neither of which meet the criteria for equity classification and are thus accounted for as liabilities. Accordingly, the Company recognizes the warrants as liabilities at fair value and adjusts the warrants to fair value at each reporting period. The warrant liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s condensed consolidated statement of operations and comprehensive loss. The fair value of the public warrants is estimated based on the quoted market price of such warrants. The fair value of the private placement warrants is estimated using a binomial option pricing model. For the six months ended June 30, 2023 and 2022 the Company recorded a gain on change in fair value of the warrant liabilities of $1.7 million and nil, respectively.
Non-marketable Equity Securities
The Company’s non-marketable equity securities primarily comprise of shares of a privately held company which the Company received in 2021 as consideration for a licensing arrangement. The Company does not have significant influence over the privately held company and these equity securities do not have readily determinable fair values, as such the Company accounted for these equity securities using a measurement alternative in accordance with ASC 321,

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Investments—Equity Securities, which allows entities to measure these investments at cost, less any impairment, adjusted for changes from observable price changes in orderly transactions for identifiable or similar investments of the same issuer.
The Company determined that there were no transactions with observable prices related to the non-marketable equity securities, and that there were no indicators of impairment related to the non-marketable equity securities for the six months ended June 30, 2023.
Preferred Stock Redemption and Classification
The Series D-1 convertible redeemable preferred stock (the “Series D-1 Preferred Stock”) contained a liquidation preference whereby holders of the Series D-1 Preferred Stock were entitled to receive consideration equal to their original issue price plus all declared but unpaid dividends, prior to payment to the holders of other series of convertible preferred stock or the holders of common stock. As such, the holders of the Series D-1 Preferred Stock could receive cash entirely while the holders of subordinated equity instruments could receive nothing or cash plus other assets of the company, which is not the same form of consideration as the holders of the Series D-1 Preferred Stock. Likewise, the Series E Preferred Stock has a liquidation preference to the Series D Preferred Stock, Series C Preferred Stock, and Series B and Series A Preferred Stock. The Series D Preferred Stock has a liquidation preference to the Series C Preferred Stock, and Series B and Series A Preferred Stock. The Series C Preferred Stock has a liquidation preference to Series B and Series A Preferred Stock. The Series B and Series A Preferred Stock have a liquidation preference to the Common Stock.
The Series D-1 Preferred Stock was redeemable at a price per share equal to the original issue price of $4.5713 per share, plus an amount per share equal to 8% of the original issue price for each year following the original issue date, not more than 60 days after receipt of a written notice from a majority of the Series D-1 shareholders by the Company at any time on or after September 28, 2023.
As the preferred stockholders had the ability to control a majority of the votes of the board of directors, a deemed redemption could have occurred that was in the control of the preferred stockholders and outside the control of the Company, and holders of common stock may not have received the same form of consideration as the holders of the preferred stock, the Company concluded that the preferred stock was redeemable at the option of the holder and should be classified in mezzanine equity on the condensed consolidated balance sheets. Upon consummation of the Business Combination Agreement on February 10, 2023, all series of Preferred Stock converted into common stock. Refer to Note 4. Reverse Recapitalization for more information.
Lease Accounting
The Company determines if an arrangement is a lease at inception. The Company’s operating lease agreements are primarily for real estate and are included within right-of-use assets, net, accrued expenses and other current liabilities, and other long-term liabilities on the condensed consolidated balance sheets. The Company elected the practical expedient to combine its lease and related non-lease components for all its leases. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Variable lease payments that do not depend on an index or rate are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets also include any lease prepayments made and exclude lease incentives. Many of the Company’s lease agreements include options to extend the lease, which are not included in the Company’s minimum lease terms unless they are reasonably certain to be exercised. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.
Recently Adopted Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) to replace the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted ASU 2016-13 on January 1, 2023 which did not have a material impact on its condensed consolidated financial statements.

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Accounting Pronouncements Not Yet Adopted
In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. ASU 2020-06 is effective for private companies’ fiscal years beginning after December 15, 2023, respectively, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the timing of adoption and the impact of this ASU on its condensed consolidated financial statements.
2.    Balance Sheet Components
Inventories
Inventories consisted of the following (in thousands):

	June 30, 2023	December 31, 2022
Raw materials	$2,622	$2,758
Work-in-progress	1,771	1,132
Finished goods	1,955	1,274
	$6,348	$5,164
    The amount recorded as charges to cost of revenues, representing inventories considered obsolete and unsaleable was $0.2 million and insignificant for the six months ended June 30, 2023 and 2022, respectively.
Prepaid expenses and other current assets
Prepaid expenses and other current assets consist of the following (in thousands):

	June 30, 2023	December 31, 2022
Prepaid and financed insurance	$1,360	$—
Prepaid expenses	1,469	1,029
Value added tax receivable	807	446
Contract assets	—	197
Vendor prepaid	143	—
Government tax receivables	1,449	1,416
Other assets	176	186
	$5,404	$3,274

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Property and equipment, net
Property and equipment, net consists of the following (in thousands):

	June 30, 2023	December 31, 2022
Office equipment	$156	$157
Computer hardware and software	2,115	2,017
Lab equipment	3,250	2,864
Furniture and fixtures	564	545
Leasehold improvements	1,087	1,069
Gross book value	7,172	6,652
Less: accumulated depreciation and amortization	(4,480)	(4,291)
	$2,692	$2,361
Depreciation and amortization expense on property and equipment was $0.4 million and $0.4 million for the six months ended June 30, 2023 and 2022, respectively.
Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consists of the following (in thousands):

	June 30, 2023	December 31, 2022
Accrued compensation and employee benefits	$1,637	$2,999
Accrued professional services	1,895	1,909
Financed insurance	578	—
Accrued valued added and other taxes	442	399
Accruals for purchases received	325	751
Current operating lease liabilities	525	593
Accrued TAS legal settlement	—	325
Other current liabilities	1,026	968
	$6,428	$7,944
3.    Fair Value Measurements
The Company categorizes assets and liabilities recorded at fair value on the Company’s condensed consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:
•Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
•Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.
•Level 3—Inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.
This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.
The carrying amount of the Company’s financial instruments including cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values because of their short maturities, the Venture Linked Notes are carried at fair value due to the Company's election of the ASC 825 fair value option, while the convertible notes and the deferred payout owed to the sellers of Kinduct were carried at amortized cost, with the

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
convertible notes adjusted for changes in fair value of the embedded derivative. As of June 30, 2023 and December 31, 2022, the carrying amount of the Venture Linked Notes was $50.2 million and zero, respectively. Refer to Note 5. Debt for additional information on the Venture Linked Notes.
The following table sets forth the Company’s financial assets and liabilities that were measured at fair value, on a recurring basis as of June 30, 2023 (in thousands):

	June 30, 2023
	Level 1	Level 2	Level 3	Total
Financial Assets
Cash equivalents
Money market funds	$48,067	$—	$—	$48,067
Total assets	$48,067	$—	$—	$48,067
Financial Liabilities
Venture Linked Notes	$—	$—	$50,166	$50,166
Public warrants	715	—	—	715
Private placement warrants	—	510	—	510
Total liabilities	$715	$510	$50,166	$51,391
The following table sets forth the Company’s financial assets and liabilities that were measured at fair value, on a recurring basis as of December 31, 2022 (in thousands):

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial Assets
Cash equivalents
Money market funds	$11	$—	$—	$11
Marketable equity securities	2	—	—	2
Total assets	$13	$—	$—	$13
Financial Liabilities
Pre-Close Notes	$—	$—	$25,300	$25,300
Embedded derivative in convertible notes	—	—	60	60
Total liabilities	$—	$—	$25,360	$25,360
Level 1 instruments include highly liquid money market funds classified as cash equivalents and the public warrants. The Company utilized the market approach and Level 1 valuation inputs to value its money market mutual funds and the public warrants. As of June 30, 2023 and December 31, 2022, the carrying amount of cash equivalents approximated fair value due to the short period of time to maturity.
Level 2 instruments include the private placement warrants, whose fair value is primarily determined using quoted prices for the public warrants.
Level 3 instruments include the Venture Linked Notes, whose fair value is primarily determined using a binomial lattice model with key assumptions detailed below.

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Public Warrants

The fair value of the public warrants is estimated based on the quoted market price of such warrants on the valuation date. The public warrants were initially recognized as a liability in connection with the Business Combination on February 10, 2023 at a fair value of $1.8 million. As of June 30, 2023, the estimated fair value of the public warrants was $0.7 million. The non-cash gain of $1.1 million resulting from the change in fair value of the public warrants between February 10, 2023, and June 30, 2023 is recorded in change in fair value of warrant liabilities in our consolidated statements of operations and comprehensive loss during the six months ended June 30, 2023.
Private Placement Warrants

The private placement warrants were initially recognized as a liability in connection with the Business Combination on February 10, 2023 at a fair value of $1.1 million and was primarily determined based on the quoted price of the public warrants. As of June 30, 2023, the estimated fair value of the private placement warrants was $0.5 million. The non-cash gain of $0.6 million resulting from the change in fair value of the private placement warrants between February 10, 2023, and June 30, 2023 is recorded in change in fair value of warrant liabilities in our consolidated statements of operations and comprehensive loss during the six months ended June 30, 2023.

Venture Linked Notes
The Company elected the fair value option per ASC 825 for the Venture Linked Notes, accordingly the estimated fair value of the Venture Linked Notes at June 30, 2023 was determined using a binomial lattice model with significant assumptions including Movella's stock price, dividend yield, expected volatility, the risk-free rate, the discount rate, the term of the instrument, and lattice model inputs such as movement up or down and the probability of such movements. Changes in the fair value of the Venture Linked Notes and Pre-Close Notes totaling a net gain of $24.6 million and zero for the six months ended June 30, 2023 and 2022 are included in the Company’s consolidated statement of operations within other income (expense), net within the caption “Revaluation of debt, net”. As of June 30, 2023, the $75.0 million principal amount of Venture Linked Notes had a fair value of $50.2 million. The fair value of the Venture Linked Notes was determined using a binomial lattice model with the following key assumptions:

	June 30, 2023	February 10, 2023
Term	4.6 years	5.0 years
Stock price	$2.13 per share	$8.58 per share
Dividend yield	—%	—%
Expected volatility	67.5%	67.5%
Risk-free rate	4.4%	3.9%
Risky rate	25.4%	25.6%
Movement up	1.15	1.15
Movement down	0.87	0.87
Probability up	47.2%	47.1%
Probability down	52.8%	52.9%
There were no transfers between fair value measurement levels during any presented period.
4.    Reverse Recapitalization

On February 10, 2023, Movella and Pathfinder consummated the transactions contemplated by the Business Combination Agreement. In connection with the Closing, each share of preferred stock of Legacy Movella was converted into common stock and, immediately thereafter, each share of common stock of Legacy Movella that was issued and outstanding immediately prior to the effective time of the Business Combination (other than excluded shares as contemplated by the Business Combination Agreement) was canceled and converted into the right to receive approximately 0.4887 shares (the “Exchange Ratio”) of New Movella common stock. At the Closing, each option to purchase Legacy Movella’s common stock, whether vested or unvested, was assumed and converted into an option to purchase a number of shares of New Movella common stock in the manner set forth in the Business Combination Agreement.

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
On November 14, 2022, Movella, Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent, and FP Credit Partners Phoenix II, L.P. and FP Credit Partners II, L.P., as purchasers (the “FP Purchasers”), entered into a Note Purchase Agreement (the “Note Purchase Agreement”) pursuant to which, (a) Movella issued and sold to the FP Purchasers, and the FP Purchasers purchased, the Pre-Close Notes and (b) subject to the fulfillment of certain conditions precedent (including the consummation of the Merger), Movella agreed to issue and sell to the FP Purchasers, and the FP Purchasers agreed to purchase, on the Closing Date, the Venture Linked Notes, in each case, for the consideration, as set forth in the Note Purchase Agreement.

In exchange for the entry into a Transaction Support Agreement for the FP Shares, pursuant to which the FP Purchasers agreed to, among other matters, refrain from redeeming the FP Shares (outside of certain circumstances), the Note Purchase Agreement provides that Movella issued and FP purchased notes evidencing the Venture Linked Notes, the deemed proceeds of which were used to, among other things, refinance the Pre-Close Notes in their entirety. Pursuant to the Venture Linked Notes, Movella Holdings has the right, subject to certain exceptions, to cause FP to sell all or a portion of the FP Shares at any time at its sole discretion over the life of the Venture Linked Notes, and a percentage of the proceeds (which percentage is a function of when proceeds are generated, based on a predetermined schedule with a sliding scale) of any such sale shall be applied as a credit against the outstanding obligations under the Venture Linked Notes upon repayment of the Venture Linked Notes in full or a refinancing event. The Venture Linked Notes will mature five years after the Closing Date.

On December 5, 2022, the FP Purchasers commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Tender Offer. On the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal, each dated as of December 5, 2022, the Tender Offer was due to expire at 11:59 p.m., Eastern Time, on January 4, 2023 (the “Expiration Time”). Prior to the Expiration Time, on January 4, 2023, the FP Purchasers irrevocably and unconditionally terminated the Tender Offer. As a result of this termination, no Class A ordinary shares were purchased in the Tender Offer, all Class A ordinary shares previously tendered and not withdrawn were promptly returned to tendering holders, and FP purchased 7.5 million shares of New Movella Common Stock in the FP Private Placement.

In connection with the Note Purchase Agreement, Pathfinder and the FP Purchasers entered into an agreement (the “Equity Grant Agreement”) that provides for the issuance of 1.0 million shares of New Movella Common Stock by New Movella to the FP Purchasers on the Closing Date, subject to and conditioned upon the Merger occurring, and the full deemed funding of the Venture Linked Notes and the acquisition by the FP Purchasers or its affiliates of 7.5 million shares of New Movella Common Stock in the FP Private Placement. As the issuance of the 1.0 million shares under the Equity Grant Agreement was negotiated by Pathfinder concurrently with the Note Purchase Agreement and represents an obligation of Pathfinder as of the Closing, Pathfinder recognized the expense associated with the fair value of the issuance of these shares immediately prior to the consummation of the Merger. In connection with the Merger, New Movella assumed all issued and outstanding Pathfinder ordinary shares and converted the Pathfinder ordinary shares to shares of New Movella, as described further below.

The Company accounted for the Business Combination as a reverse recapitalization whereby Legacy Movella was determined as the accounting acquirer and Pathfinder as the accounting acquiree. Refer to Note 1. Overview and Summary of Significant Accounting Policies, for further details. Accordingly, the Business Combination was treated as the equivalent of Legacy Movella issuing stock for the net assets of Pathfinder, accompanied by a recapitalization. The net assets of Pathfinder are stated at historical cost, with no goodwill or other intangible assets recorded.

Upon the closing of the Transactions and the issuance of the Venture Linked Notes, the Company received total gross proceeds of $111.0 million, which consisted of $36.0 million from Pathfinder’s trust and $75.0 million from the Venture Linked Notes. Such gross proceeds were offset by $27.5 million of transaction costs, which principally consisted of advisory, legal and other professional fees, and were allocated to the fair value of the equity issued on the Closing Date, as detailed below, and the Venture Linked Notes and Pathfinder warrants on a relative fair value basis. The transaction costs allocated to the equity issued on the Closing Date were accounted for as a reduction in additional paid-in capital, and the transaction costs allocated to the Venture Linked Notes and Pathfinder warrants were expensed immediately on the Closing Date. Debt repayments, inclusive of accrued but unpaid interest, of $25.6 million were paid in conjunction with the Closing, which consisted of a $25.6 million repayment of the Pre-Close Notes.

Upon the consummation of the Merger, New Movella adopted a single class stock structure pursuant to which the following events contemplated by the Business Combination Agreement occurred, based on Legacy Movella’s capitalization as of February 10, 2023:

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
•All 56,361,224 issued and outstanding shares of Legacy Movella redeemable convertible preferred stock were converted into 56,438,820 shares of Legacy Movella common stock at the conversion rate as calculated pursuant to Legacy Movella’s certificate of incorporation;
•All of the outstanding principal and accrued interest on the convertible notes of Legacy Movella were converted into 1,333,712 shares of Legacy Movella common stock at the conversion rate as calculated pursuant to the terms of each of the Legacy Movella convertible notes;
•All 596,435 issued and outstanding warrants of Legacy Movella were net exercised in exchange for 546,056 shares of Legacy Movella common stock pursuant to the terms of the applicable warrant agreement;
•All 71,077,736 issued and outstanding shares of Legacy Movella common stock (including 12,759,148 shares of Legacy Movella common stock, 56,438,820 shares of legacy Movella common stock resulting from the conversion of the Legacy Movella redeemable convertible preferred stock, 1,333,712 shares from the conversion of Legacy Movella convertible notes, and 546,056 shares from the net exercise of Legacy Movella warrants) were converted into 34,738,600 shares of New Movella common stock (including 6,235,917 shares of Legacy Movella common stock, 27,583,963 shares of legacy Movella common stock resulting from the conversion of the Legacy Movella redeemable convertible preferred stock, 651,840 shares from the conversion of Legacy Movella convertible notes, and 266,880 shares from the net exercise of Legacy Movella warrants) after giving effect to the Exchange Ratio of approximately 0.4887 as calculated in accordance with the Business Combination Agreement; and
•All 11,637,195 granted and outstanding unexercised Legacy Movella options were converted into 5,687,048 New Movella options exercisable for shares of New Movella common stock with the same terms and vesting conditions except for the number of shares exercisable and the exercise price, each of which was adjusted by the Exchange Ratio of approximately 0.4887 as calculated in accordance with the Business Combination Agreement.

In connection with the Closing of the Merger:

•All 3,568,831 issued and outstanding non-redeemed Pathfinder Class A ordinary shares were converted into 3,568,831 shares of New Movella common stock on a one-for-one basis in accordance with the Business Combination Agreement. Pathfinder’s public shareholders holding 28,931,169 Pathfinder Class A ordinary shares elected to redeem their shares prior to the Closing;
•Pathfinder Acquisition LLC, a Delaware limited liability company (the “Sponsor”) forfeited approximately 50.0 percent, or 4,025,000 shares of Pathfinder Class B ordinary shares held by the Sponsor (“Sponsor Shares”) at the Closing in accordance with the Sponsor Letter Agreement for no consideration. The remaining 4,100,000 issued and outstanding Pathfinder Class B ordinary shares were converted into 4,100,000 shares of New Movella common stock on a one-for-one basis in accordance with the Business Combination Agreement;
•All 7,500,000 issued and outstanding FP Shares were converted into 7,500,000 shares of New Movella common stock;
•All 1,000,000 issued and outstanding FP Shares issued in accordance with the Equity Grant Agreement to the FP Purchasers were converted into 1,000,000 shares of New Movella common stock;
•All 4,250,000 issued and outstanding Pathfinder private placement warrants were converted into 4,250,000 New Movella warrants that each represent the right to acquire one share of New Movella common stock for $11.50; and
•All 6,500,000 issued and outstanding Pathfinder public warrants were converted into 6,500,000 New Movella warrants that each represent the right to acquire one share of New Movella common stock for $11.50.

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
5.    Debt
The following table summarizes the outstanding borrowings as of June 30, 2023 and December 31, 2022 (in thousands):

	June 30, 2023	December 31, 2022
Venture Linked Notes	$75,000	$—
Pre-Close Notes	—	25,300
Convertible notes - related party	—	6,345
ACOA Loans	433	497
Add: fair value of embedded derivative in convertible notes	—	60
Less: unamortized debt discounts and issuance costs	—	(219)
Less: fair value adjustment on Venture Linked Notes	(24,834)	—
Total debt	$50,599	$31,983
Classification:
Current portion of long-term debt	$141	$148
Long-term portion of term debt	50,458	25,649
Convertible notes, net – related party	—	6,186
Pre-Close Notes and Venture Linked Notes
On November 14, 2022, the Company and certain of its subsidiaries, Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent, and Credit Partners II AIV, L.P. and FP Credit Partners Phoenix II AIV, L.P., as purchasers (the “Purchasers”), entered into a Note Purchase Agreement (the “Note Purchase Agreement”) pursuant to which, (a) the Company issued and sold to the Purchasers, and the Purchasers purchased, senior secured notes of the Company in an aggregate original principal amount of $25 million (the “Pre-Close Facility” or "Pre-Close Notes"), and (b) subject to the fulfillment of certain conditions precedent (including the consummation of the Merger), the Company agreed to issue and sell to the Purchasers, and the Purchasers agreed to purchase, on the Closing Date, senior secured venture-linked notes in an aggregate original principal amount of $75 million (the “VLN Facility”), in each case, for the consideration (including via a deemed sale and purchase, as applicable), as set forth in the Note Purchase Agreement.
The obligations of the Company under the Note Purchase Agreement are guaranteed by certain of its subsidiaries and secured by substantially all of the Company’s and such subsidiaries’ assets. Upon consummation of the Merger, New Movella will also be required to become a secured guarantor of the obligations under the Note Purchase Agreement.
The commitment to provide the VLN Facility terminates upon the earliest to occur of (i) the termination of the Business Combination Agreement in accordance with its terms prior to the Closing Date and (ii) April 30, 2023, if the Merger has not been consummated on or prior to April 30, 2023 (the “VLN Termination Date”). The Merger was consummated on February 10, 2023 and thus the Closing Date occurred.
The proceeds of the Pre-Close Facility were used, in part, to refinance certain existing debt of the Company and its subsidiaries and to pay a portion of the transaction expenses associated with the financing arrangements contemplated by the Commitment Letter (the “FP Financing”), with the remaining proceeds available for growth and working capital and general corporate purposes. A portion of the proceeds of the VLN Facility were used on the Closing Date to refinance the Pre-Close Facility and to pay transaction expenses associated with the FP Financing. After the Closing, the remaining proceeds of the VLN Facility are available for growth and working capital and general corporate purposes.
The interest rate per annum applicable to notes under the Note Purchase Agreement is 9.25%. With respect to the notes evidencing the VLN Facility, interest is paid in kind on the last business day of each calendar quarter commencing with the calendar quarter ending immediately after the Closing Date. Interest is also payable in cash on the Closing Date or the date of any prepayment or repayment of notes (subject however, in certain cases, to the payment of a contractual return, if such contractual return is greater than the amount of all accrued and unpaid interest (other than default interest, if any)). Subject to certain exceptions in connection with certain qualified refinancing events and the repayment of the Pre-Close

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Facility on the Closing Date, on the date of any voluntary or mandatory prepayment or acceleration of the notes under the Note Purchase Agreement, a scheduled contractual return is required to be paid, if greater than the amount of all accrued and unpaid interest (other than default interest, if any). When such contractual return is paid, such contractual return will be deemed to constitute payment of all accrued and unpaid interest (other than default interest, if any) on the principal amount of notes so prepaid, repaid or accelerated, as applicable, including all interest on the notes that was previously paid in kind. After the Closing, New Movella will have the right, subject to certain exceptions, to cause the Grantees (or their permitted assignees) to sell all or a portion of the shares purchased by such entities in the Tender Offer and the Private Placement at any time in its sole discretion over the life of the VLN Facility, and a percentage of the proceeds (which percentage is a function of when proceeds are generated, based on a predetermined schedule with a sliding scale) of any such sale shall be applied as a credit against the outstanding obligations under of the VLN Facility upon a repayment of the VLN Facility in full or a refinancing event.
The VLN Facility also contains a financial covenant requiring the Company and its subsidiaries to achieve positive EBITDA on a consolidated basis for the most recently ended four-quarter period, commencing with the last day of the fiscal quarter ending June 30, 2024 and as of the last day of each fiscal quarter thereafter.
As the Closing occurred on February 10, 2023, the maturity of the VLN Facility will be five years after the Closing Date on February 10, 2028. There are no regularly scheduled amortization payments on either the Pre-Close Facility or the VLN Facility until the maturity date therefor, however, there are customary mandatory prepayment events in connection with the receipt of net proceeds from extraordinary receipts and dispositions (subject, in the case of dispositions, to certain customary exceptions and customary reinvestment rights), debt issuances and upon events specified in the Note Purchase Agreement to be a change of control, and the Pre-Close Facility is required to be refinanced in full on the Closing Date with a portion of the proceeds of the VLN Facility. The Pre-Close Facility and VLN Facility may be optionally prepaid in whole or in part. All such prepayments are required to be accompanied by accrued and unpaid interest on the amount prepaid or if greater (excluding default interest, if any), payment of the contractual return.
The Atlantic Canada Opportunities Agency Loan (“ACOA” Loan)
Kinduct applied for non-interest bearing, unsecured term loans with a monthly installment repayment from the Atlantic Canada Opportunities Agency (ACOA) in 2011, 2013, and 2019. These three loans are scheduled to be repaid in 2024, 2024, and 2029, respectively. In 2022, Kinduct entered into an amendment to reduce the monthly repayments to $200 for these outstanding ACOA loans for the period from July 2021 to December 2022, July 2021 to December 2022, and October 2021 to December 2022, respectively. As of June 30, 2023 and December 31, 2022, the Company had recorded a total debt of $0.4 million and $0.5 million on the accompanying condensed consolidated balance sheets related to these loans.
Convertible notes – related party
In March 2022, the Company entered into convertible promissory note agreements with two of its existing preferred stock investors and received aggregate cash proceeds of $4.9 million. The Company exchanged an additional $1.1 million of convertible promissory notes to the sellers of Kinduct for extinguishment of $1.1 million of the deferred payout liability owed to them. The convertible note exchange was accounted for as a troubled debt restructuring pursuant to FASB ASC Topic 470-60,Troubled Debt Restructurings by Debtors. As the future undiscounted cash flows of the Convertible notes were greater than their carrying amount, the carrying amount was not adjusted and no gain was recognized as a result of the modification of terms. Of the $1.1 million in convertible notes issued in exchange to the sellers of Kinduct, $1.0 million were issued to a related party. The convertible promissory notes shall bear an interest rate of 6.0% per annum. The outstanding principal amount and all accrued but unpaid interest on the notes shall be mandatorily converted into the Company’s common stock at a conversion price of $9.80 per share (after the effect of the Exchange Ratio of approximately 0.4887) upon the earlier of i) maturity in September 2023 or ii) the occurrence of a capital markets transaction such as an initial public offering or acquisition by a special purpose acquisition company; or upon a change of control as defined in the convertible promissory note agreements, at the discretion of the noteholder, the notes would either convert into the Company’s common stock at a conversion price of $9.80 per share, or would be repayable at 1.50 times the outstanding principal amount plus all accrued and unpaid interest. The convertible notes contained an embedded derivative that was measured at fair value on a recurring basis, with changes in fair value of the embedded derivative recorded within other income (expense) on the condensed consolidated statements of operations. Total interest expense on the convertible notes for the six months ended June 30, 2023 was $0.1 million of which $0.1 million was to related parties.

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
On February 10, 2023, as the Company completed its Nasdaq listing which qualified as a Maturity Date of the convertible notes, 100% of the outstanding principal and accrued interest on the convertible notes was mandatorily converted into 651,840 shares of Movella common stock at $9.80 per share per the original terms of the notes, after the effect of the Exchange Ratio of approximately 0.4887.
6.    Revenues
A typical sales arrangement involves multiple performance obligations, such as sales of the Company’s inertial motion sensor units, motion capture suits, software licenses, professional services, cloud-based subscription, and subscription and support services which entitles customers to unspecified upgrades, patch releases and telephone-based support. The following table depicts the disaggregation of revenue according to revenue type (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues
Product	$6,550	$7,064	$14,209	$15,164
Service	1,809	1,513	3,317	2,921
Total Revenues	$8,359	$8,577	$17,526	$18,085
The Company’s Product revenues are generally recognized at a point in time, while Service revenues are generally recognized over time.
Revenue recognized during the six months ended June 30, 2023 from deferred revenue balances as of December 31, 2022 was $1.9 million. Revenue recognized during the six months ended June 30, 2022 from deferred revenue balances as of December 31, 2021 was $2.0 million.
7.    Stock-based Compensation
Stock-based compensation expense included in the accompanying condensed consolidated statements of operations for the six months ended June 30, 2023 and 2022 are as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Research and development	$80	$66	$299	$114
Sales and marketing	148	91	288	184
General and administrative	265	178	570	350
Total stock-based compensation	$493	$335	$1,157	$648
Equity Incentive Plans
In August 2009, the Company adopted an equity incentive plan (the “2009 Plan”), which was a broad-based, long-term program intended to attract, retain and motivate talented employees and align stockholder and employee interests. The 2009 Plan provided for the issuance of incentive stock options or nonqualified stock options, and restricted stock units ("RSUs") to employees, officers, directors, and consultants of the Company.
Under the 2009 Plan, incentive stock options could be granted with an exercise price not less than the fair value of the stock at the date of grant as determined by the Board of Directors. For incentive stock options granted to a person who, at the time of the grant, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the per share exercise price must be no less than 110% of the fair value on the date of the grant as determined by the Board of Directors. All awards had ten-year terms and vest and generally become fully exercisable after five years of service from the date of grant.
The 2009 Plan also allowed for the issuance of restricted common stock upon early exercise of nonvested stock options subject to the repurchase right of the Company. The repurchase right lapses in accordance with the vesting

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
schedule of the original option. Shares of restricted stock were awarded to certain senior executives of the Company and 1,348,887 restricted stock units were issued and fully vested prior to 2018.
In September 2019, the board approved the 2019 Equity Incentive Plan (the “2019 Plan”) that increased the number of shares of Common Stock that are reserved and available for issuance under the 2019 Plan by 5,500,000 shares. The 2019 Plan increases the maximum number of shares that may be issued under the 2019 Plan pursuant to the exercise of “incentive stock options” as defined in Section 422 of the Internal Revenue Code of 1986, as amended. Whereas, the Board has determined to (a) terminate the 2009 Equity Incentive Plan and (b) adopt the 2019 Plan in order to continue to provide equity incentives to attract, retain and motivate eligible service providers of the Company. Stock options previously granted under the 2009 Plan will remain outstanding until either exercised or canceled. All the remaining available shares under the 2009 Plan will be allocated to the 2019 Plan. In January 2022, the board approved an increase to the number of shares of Common Stock that are reserved and available for issuance under the 2019 plan by 1,500,000 shares.
In October 2022, the board approved the 2022 Stock Incentive Plan (the "2022 Plan") that became effective upon the closing of the Business Combination in February 2023. In connection with the 2022 Plan becoming effective, no further grants will be made under Movella’s 2009 Equity Incentive Plan (the “2009 Plan”) or Movella’s 2019 Equity Incentive Plan (the “2019 Plan” and, collectively with the 2009 Plan, the “Predecessor Plans”). The aggregate number of shares of New Movella Common Stock that may be issued pursuant to stock awards under the 2022 Plan will not exceed the sum of (w) 6,105,301 shares, plus (x) any shares underlying outstanding awards under the Predecessor Plans that are cancelled in exchange for an option under the 2022 Plan and that are subsequently forfeited or terminated for any reason before being exercised or becoming vested, not issued because an award is settled in cash, or withheld or reacquired to satisfy the applicable exercise, or purchase price, or a tax withholding obligation, plus (y) the number of shares which, but for the termination of the 2019 Plan immediately prior to the completion of the offering, were reserved under the 2019 Plan but not at such time issued or subject to outstanding awards under the 2019 Plan, plus (z) an annual increase on the first day of each calendar year, for a period of not more than 10 years, beginning on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to (i) 5% of outstanding shares on the last day of the immediately preceding calendar year or (ii) such lesser amount (including zero) that the compensation committee determines for purposes of the annual increase for that calendar year. If restricted shares or shares issued upon the exercise of options are forfeited, then such shares will again become available for awards under the 2022 Plan. If stock units, options, or stock appreciation rights are forfeited or terminate for any reason before being exercised or settled, or an award is settled in cash without the delivery of shares to the holder, then the corresponding shares will again become available for awards under the 2022 Plan. Any shares withheld to satisfy the exercise price or tax withholding obligation pursuant to any award of options or stock appreciation rights will again become available for awards under the 2022 Plan. If stock units or stock appreciation rights are settled, then only the number of shares (if any) actually issued in settlement of such stock units or stock appreciation rights will reduce the number of shares available under the 2022 Plan, and the balance (including any shares withheld to cover taxes) will again become available for awards under the 2022 Plan.
At June 30, 2023, there are 4,330,015 shares available for future grant under the 2022 Equity Incentive Plan.
Stock Options
The following table summarizes the Company’s stock option activity under all plans for the six months ended June 30, 2023:

	Stock Options Outstanding	Weighted-Average Exercise Price
Outstanding - December 31, 2022	5,691,018	$2.15
Granted	1,402,880	$1.46
Exercised	(3,970)	$2.59
Cancelled	(54,354)	$2.71
Expired	(23,827)	$2.59
Balance outstanding at June 30, 2023	7,011,747	$2.04
Exercisable at June 30, 2023	3,921,557	$1.94

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Restricted Stock Units
Pursuant to the 2022 Plan, the Company may issue RSUs that, upon satisfaction of vesting conditions, allow recipients to receive common stock. Issuances of such awards reduce common stock available under the 2022 Plan for stock incentive awards. The Company measures compensation cost associated with grants of RSUs at fair value, which is generally the closing price of the Company’s stock on the date of grant. RSUs generally vest over a three- to four-year period.

The following table summarizes the Company’s RSU activity for the six months ended June 30, 2023:

RSUs
Non-vested - December 31, 2022	—
Granted	1,402,917
Vested	—
Forfeited	(11,428)
Non-vested - June 30, 2023	1,391,489
As of June 30, 2023, total compensation cost related to unvested stock options and restricted stock units granted to employees under the Company’s stock plan but not yet recognized were $5.8 million and is expected to be recognized on a straight-line basis over a weighted-average period of 2.53 years.
2022 Employee Stock Purchase Plan
The 2022 Employee Stock Purchase Plan (the "ESPP") permits eligible employees of the Company to purchase newly issued shares of common stock, at a price equal to 85% of the lower of the fair market value on (i) the first day of the offering period or (ii) the last day of each offering period, through payroll deductions of up to 15% of their annual cash compensation. Under the ESPP, a maximum of 1,017,550 shares of common stock may be purchased by eligible employees. The shares available under the ESPP pool will increase on the first day of each calendar year by the lesser of (i) 1% of the outstanding shares of New Movella Common Stock on such date (ii) 508,775 shares and (iii) an amount (including zero) that the compensation committee determines for purposes of the annual increase for that calendar year. During the six months ended June 30, 2023 and 2022, the Company had not yet issued shares under the ESPP. The Company's ESPP plan began collecting payroll deductions in May 2023.
The Company records stock-based compensation awards based on fair value of the stock-based awards as of the grant date using the Black-Scholes option-pricing model. The Company recognizes such costs as compensation expense on a straight-line basis over the employee’s requisite service period, which is generally five years.

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
8.    Net Income (Loss) per Share
The following table sets forth the computation of the basic and diluted net income (loss) per share attributable to common stockholders for the six months ended June 30, 2023 and 2022 (in thousands except share and per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Numerator:
Net income (loss) attributable to common stockholders, basic and diluted	$(13,859)	$(7,554)	$1,661	$(13,809)
Denominator:
Weighted-average common shares outstanding for basic EPS	50,876,842	5,098,463	40,710,849	4,815,575
Weighted average dilutive outstanding stock options and awards	—	—	1,044,936	—
Diluted weighted-average common shares outstanding	50,876,842	5,098,463	41,755,785	4,815,575
Net income (loss) per share:
Basic net income (loss) per share attributable to common stockholders	$(0.27)	$(1.48)	$0.04	$(2.87)
Diluted net income (loss) per share attributable to common stockholders	$(0.27)	$(1.48)	$0.04	$(2.87)
Potentially dilutive securities that were not included in the diluted per share calculations as of June 30, 2023 and 2022 because they would be anti-dilutive were as follows:

	Six Months Ended June 30,
	2023	2022
Convertible preferred stock	6,248,301	27,543,266
Outstanding stock options	3,784,702	5,540,332
Convertible notes (a)	147,653	629,208
Legacy Movella Common stock warrants (1:1)	—	291,502
Legacy Movella Preferred stock warrants (1:1)	—	24,437
Public warrants (1:1)	6,499,961	—
Private placement warrants (1:1)	4,250,000	—
Total	20,930,617	34,028,745
(a)Assumes conversion at $9.80 per share.
9.    Leases
The Company has leased office spaces in U.S. locations including San Jose and Los Angeles, California, and Henderson, Nevada. Outside the U.S., leased sites include offices in Netherlands, Nova Scotia Canada, Shanghai, China, Taiwan and Hong Kong. Future minimum lease payments are under non-cancelable operating leases that expire at various dates through year 2031. Rent expense is recognized using the straight-line method over the term of the lease.

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
The aggregate future non-cancelable minimum rental payments for the Company’s operating leases, as of June 30, 2023, are as follows (in thousands):

2023 (remainder)	$465
2024	832
2025	662
2026	626
2027	572
2028	572
Thereafter	1,237
Total minimum operating lease payments	$4,966
Less: Amounts representing interest	(1,831)
Present value of net minimum operating lease payments	3,135
Less: Current portion	(525)
Long-term portion of operating lease obligations	$2,610
The components of the right-of-use assets and lease liabilities were as follows (in thousands):

	Balance Sheet Classification	June 30, 2023	December 31, 2022
Right-of-use assets, net	Right-of-use assets, net	$3,134	$3,281

Current operating lease liabilities	Accrued expenses and other current liabilities	(525)	(593)
Non-current operating lease liabilities	Operating lease liabilities and other non-current liabilities	(2,610)	(2,688)
Total operating lease liabilities		$(3,135)	$(3,281)
Weighted average remaining lease term (in years)		6.9	7.0
Weighted-average discount rate		14%	14%
The components of lease cost were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Operating lease costs included in operating costs and expenses:
Operating leases	$262	$334	$623	$651
Supplemental cash flow information related to leases was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flows related to operating leases	$260	$364	$560	$730
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$219	$—	$219	$4,280

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
10.    Income Taxes

The Company’s income tax expense was $0.1 million and a tax benefit of $0.3 million for the three months ended June 30, 2023 and 2022, respectively. The Company’s effective tax rate was -1% and 5% for each of the three months ended June 30, 2023 and 2022, respectively. The income tax expense or benefit consisted primarily of foreign income tax owed at certain of the Company’s international entities. The Company’s income tax expense or benefit is different than the expected expense based on statutory rates primarily due to the full valuation allowances for the majority of the entities.
The Company’s income tax expense was $0.1 million and a tax benefit of $0.3 million for the six months ended June 30, 2023 and 2022, respectively. The Company’s effective tax rate was 7% and 2% for the six months ended June 30, 2023 and 2022, respectively. The income tax expense or benefit consisted primarily of foreign income tax owed at certain of the Company’s international entities. The Company’s income tax expense or benefit is different than the expected expense based on statutory rates primarily due to the full valuation allowances for the majority of the entities.
As of June 30, 2023, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $24.8 million and $15.7 million, respectively, which expire beginning in the year 2030 and 2029, respectively.
On March 11, 2021, Congress passed, and the President signed into law, the American Rescue Plan Act, 2021 (the “ARP”), which includes certain business tax provisions. The Company does not expect the ARP to have a material impact on the Company’s effective tax rate or income tax expense for the year ending December 31, 2023.
On October 28, 2021, the House Rules Committee, under the Biden Administration released new proposed tax legislation under the “Build Back Better Act” (“BBBA”) which contains potential reversals and revisions of key provisions of the 2017 Tax Cuts and Jobs Act. The BBBA, which was passed by the U.S. House of Representatives in November 2021, is proposed legislation that has not yet been enacted into law. Additionally, in late March 2022, the Biden administration proposed a 28% corporate income tax rate. The Company does not believe this will have a material impact on its effective tax rate, though it continues to monitor the Biden Administration’s proposals.
The United States enacted the Tax Cuts and Jobs Act in December 2017, which requires companies to capitalize all of their R&D costs, including software development costs, incurred in tax years beginning after December 31, 2022. The Company does not believe this will have a material impact on its effective tax rate as it had no material domestic research costs in 2023.
On August 16, 2022, President Biden signed the Inflation Reduction Act into law, marking the most significant action Congress has taken on clean energy and climate change in the nation's history. Effective January 1, 2023, two provisions of the Inflation Reduction Act of 2022 became effective for corporate taxpayers: the Corporate Alternative Minimum Tax (CAMT) and the 1% tax on stock buybacks. The Company does not believe this will have a material impact on its effective tax rate.
11.    Geographic Information and Concentrations of Risk
Concentration of credit risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains a substantial portion of its cash and cash equivalents in checking and savings accounts with banks. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash and cash equivalents to the extent recorded in the balance sheets. While the Company has not experienced any losses in such accounts, the recent failure of Silicon Valley Bank (SVB), at which the Company held cash and cash equivalents in multiple accounts, potentially exposed the Company to significant credit risk prior to the completion by the Federal Deposit Insurance Corporation of the resolution of SVB in a manner that fully protected all depositors. Deposits held with banks may exceed the amount of insurance provided on such deposits. The Company generally does not require collateral or other security in support of accounts receivable. The Company periodically reviews the need for an allowance by considering factors such as historical experience, credit quality, the age of the account receivable balances and current economic conditions that may affect a customer’s ability to pay. As of June 30, 2023 and December 31, 2022, no customer represented 10% or more of the Company’s accounts receivable balance.

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Concentration of customers
For each of the six months ended June 30, 2023 and 2022, no customer represented 10% or more of the Company’s consolidated revenues.
Concentration of suppliers
For the six months ended June 30, 2023 and 2022, one supplier represented 27% and 18%, respectively, of the Company’s inventory purchases, accounting for $3.5 million and $2.3 million, respectively, in total purchases.
Concentration of revenue
The Company’s revenues by geographical region is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
United States	$2,218	$2,790	$4,222	$5,100
China	1,723	1,518	3,376	2,869
Asia, excluding China	1,450	1,663	3,052	3,442
Europe	2,032	2,564	4,746	5,464
Other	936	42	2,130	1,210
	$8,359	$8,577	$17,526	$18,085
12.    Related Party Transactions
In March 2022, the Company entered into convertible promissory note agreements with two of its existing preferred stock investors and received aggregate cash proceeds of $4.9 million. The Company exchanged an additional $1.1 million of convertible promissory notes to the sellers of Kinduct for extinguishment of $1.1 million of the deferred payout liability owed to them. The convertible note exchange was accounted for as a troubled debt restructuring pursuant to FASB ASC Topic 470-60, Troubled Debt Restructurings by Debtors. As the future undiscounted cash flows of the Convertible notes were greater than their carrying amount, the carrying amount was not adjusted and no gain was recognized as a result of the modification of terms. Of the $1.1 million in convertible notes issued in exchange to the sellers of Kinduct, $1.0 million were issued to a related party. The convertible promissory notes shall bear an interest rate of 6.0% per annum. The outstanding principal amount and all accrued but unpaid interest on the notes shall be mandatorily converted into the Company’s common stock at a conversion price of $9.80 per share (after the effect of applying the Exchange Ratio of approximately 0.4887) upon the earlier of i) maturity in September 2023 or ii) the occurrence of a capital markets transaction such as an initial public offering or acquisition by a special purpose acquisition company; or upon a change of control as defined in the convertible promissory note agreements, at the discretion of the noteholder, the notes would either convert into the Company’s common stock at a conversion price of $9.80 per share, or would be repayable at 1.50 times the outstanding principal amount plus all accrued and unpaid interest.
On February 10, 2023, as the Company completed its Nasdaq listing which qualified as a Maturity Date of the convertible notes, 100% of the outstanding principal and accrued interest on the convertible notes were mandatorily converted into 651,840 shares of Movella common stock at $9.80 per share per the original terms of the notes, after the effect of applying the Exchange Ratio.
13.    Commitments and Contingencies
Litigation and Asserted Claims
The Company accrues for contingencies when it believes that a loss is probable and that it can reasonably estimate the amount of any such loss. Although the Company is not currently subject to any material litigation, and no material litigation is currently threatened against the Company, the Company may be subject to legal proceedings, claims and litigation, including intellectual property litigation, arising in the ordinary course of business. Such matters are subject to many uncertainties and outcomes and are not predictable with assurance. The Company accrues amounts that it believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that it believes will result in a probable loss that is reasonably estimable.

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In February 2020, Tactical Air Support (“TAS”) filed a lawsuit in the California State Court in Los Angeles against the Company’s wholly-owned subsidiary, Xsens North America, Inc. (“Xsens North America”). In the complaint, TAS alleged tort and contract-based causes of action arising from TAS purchases of allegedly defective Xsens North America inertial measurement unit devices (“IMUs”). TAS never deployed IMUs in its military aircraft. In response, Xsens North America removed the case to the California Federal District Court in Los Angeles based upon the party’s diversity of citizenship. The Company filed a Motion to dismiss each of TAS’ alleged non-contract-based claims and its prayers for damages in excess of the approximate $40,000 TAS paid for the IMUs on multiple grounds, prohibiting such claims and limiting TAS’ alleged damages to the purchase amount paid. The Motion to dismiss alleged non-contract-based claims was granted on September 3, 2022. In December 2022, the Company entered into an agreement with TAS including mutual releases and the lawsuit was dismissed; in January 2023 the Company paid $0.3 million to TAS pursuant to the agreement, which was accrued on the December 31, 2022 condensed consolidated balance sheet.
In April 2022, the Company received a demand letter concerning its alleged failure to make various payments to certain selling shareholders of Kinduct Technologies Inc. (“Kinduct Shareholders”) pursuant to the Amended and Restated Share Purchase Agreement dated as of September 10, 2020 (the “Purchase Agreement”). The Kinduct Shareholders alleged that the Issuer has breached the Purchase Agreement by failing to make certain payments by March 31, 2022. The remaining amount payable to the Kinduct Shareholders at issue in the matter was approximately $5.2 million that was recorded as a current liability in the December 31, 2022 condensed consolidated balance sheets and such amount was accruing interest at 12% per annum, pursuant to the Purchase Agreement. On December 16, 2022, the Company reached an agreement with the former owners of Kinduct to satisfy in full the remaining balance of the deferred payout, with $1.0 million paid on December 20, 2022 and quarterly installments of $0.5 million due beginning March 31, 2023 unless an Acceleration Event occurs. On February 10, 2023, an Acceleration Event occurred and the Company satisfied the deferred payout liability in full on February 13, 2023.
Indemnification
The Company has entered into agreements with its current and former executives and directors indemnifying them against certain liabilities incurred in connection with the performance of their duties. The Company’s Certificate of Incorporation and Bylaws contain comparable indemnification obligations with respect to the Company’s current directors and employees.
In the normal course of business, the Company periodically enters into agreements that require the Company to indemnify and defend its customers for, among other things, claims alleging that the Company’s products infringe third-party patents or other intellectual property rights as well as personal injury or property damage. The Company’s maximum exposure under these indemnification provisions cannot be estimated but the Company does not believe that there are any matters individually or collectively that would have a material adverse effect on its condensed consolidated results of operations or financial condition.

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)

14. Restatement and Expanded Disclosures
In connection with the financial statements issued for the nine months ended September 30, 2022 on the Company's first amendment to Form S-4, the Company made certain restatements to the year to date financials for the nine months ended September 30, 2022 as further described below, however these restatements also impacted the previously issued financial statements for the six months ended June 30, 2022 on Form S-4 but were not required to be corrected at that time because the Company was not a public reporting entity. Accordingly, the Company has made the below restatements in this quarterly report on Form 10-Q and labeled the income statement column for the six months ended June 30, 2022 as restated.
The Company restated its classification of cost of Service revenues to include the costs of the customer support team, infrastructure support team, and costs related to provision of non-recurring engineering services in cost of Service revenues, which were previously recorded in operating expenses as sales and marketing expense or as research and development expense. The reclassifications had no impact to net income or loss. The Company also restated the revenues and long-lived assets breakout by geographical region disclosure in Note 11. Geographic Information and Concentrations of Risk to separately break out the United States and any other individually significant countries to comply with ASC 280-10-50-41. Movella also added a disaggregation of revenues and cost of revenues into Product and Service on the consolidated statements of operations in order to provide expanded disclosures to the readers of the financial statements.
The following table depicts the disaggregation of revenues and cost of revenues according to revenue type, as well as the impact of the reclassification of certain operating expenses to cost of Service revenues (in thousands):

	As Previously Reported	Restated and Expanded
	Six Months Ended June 30,		Effect of Change
	2022	2022	2022
Revenues
Product	*	$15,164	$15,164
Service	*	2,921	2,921
Total revenues	$18,085	$18,085	$—
Cost of revenues
Product	*	$6,773	$6,773
Service	*	2,250	2,250
Total cost of revenues	8,314	9,023	(709)
Gross profit	$9,771	$9,062	$709
Operating expenses
Research and development	$8,164	$7,809	$355
Sales and marketing	7,454	7,100	354
General and administrative	6,477	6,477	—
Total operating expenses	$22,095	$21,386	$709
* Not reported

A typical sales arrangement involves multiple elements, such as sales of the Company’s inertial motion sensor units, motion capture suits, software licenses, professional services, cloud-based subscription, and subscription and support services which entitles customers to unspecified upgrades, patch releases and telephone-based support. The Company’s Product revenues are generally recognized at a point in time, while Service revenues are generally recognized over time.
Revenue recognized during the six months ended June 30, 2022 from deferred revenue balances as of December 31, 2021 was $2.0 million.

MOVELLA HOLDINGS INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)

The information in the following tables show the effect of the restatements on information disclosed in Note 11. Geographic Information and Concentrations of Risk (in thousands):

	Revenues	Revenues
	As Previously Reported	Restated
	Six Months Ended June 30,		Effect of Change
	2022	2022	2022
Europe	$5,532	$5,464	$(68)
North America	4,850	*	(4,850)
United States	*	5,100	5,100
Asia	7,600	*	(7,600)
China	*	2,869	2,869
Asia, other	*	3,442	3,442
Other	103	1,210	1,107
	$18,085	$18,085	$—
* Not reported

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our condensed consolidated financial statements and related notes that are included elsewhere in this report on Form 10-Q. For purposes of this section “Movella’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” any references to “we,” “us,” “our,” the “Company,” “Movella,” or other words of similar import refer to Movella Holdings Inc., a Delaware corporation.
Forward-Looking Statements
Statements in this report that are not historical in nature constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the financial position, business strategy, and the plans and objectives of management, and Movella’s product development plans and timeline and anticipated customer and strategic relationships, and are not guarantees of performance. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “developing,” “enable,” “estimate,” “eventual,” “expand,” “expect,” “focus,” “future,” “goal,” “intend,” “may,” “might,” “opportunity,” “outlook,” “plan,” “possible,” “position,” “potential,” “predict,” “project,” “seem,” “should,” “trend,” “will,” “would,” and other terms that predict or indicate future events, trends, or expectations, and similar expressions or the negative of such expressions may identify forward-looking statements, but the absence of these words or terms does not mean that a statement is not forward-looking. The forward-looking statements include, but are not limited to:

•our anticipated financial performance, growth rate and strategy, and market opportunity and trends;
•our belief that we are well-positioned to provide critical enabling solutions for applications in emerging high-growth markets;
•the continued listing of our common stock and warrants;
•the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, our ability to grow and manage growth profitability and retain key employees;
•anticipated costs related to the Business Combination;
•our liquidity needs and ability to raise financing in the future if and when needed, or on terms acceptable to us;
•our expectations regarding expenses, revenues, capital requirements, and needs for additional financing, as well as trends and factors affecting the same;
•our ability to maintain or improve our disclosure controls and procedures and internal controls and related remediation efforts and potential impact thereof;
•our ability to expand or maintain our customer base;
•the anticipated features and benefits or introductions of our current and future products and technology and expected timing thereof;
•our competitive position and intellectual property, regulatory, and legal matters;
•the potential impact on us as a result of the COVID-19 pandemic; and
•the effect of global economic or geopolitical conditions or events on our business and on our customers and their ability to continue to purchase our products.

These forward-looking statements involve a number of risks, uncertainties (many of which are beyond our control), or other assumptions that may cause actual results or performance to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed in Item 1.A. of this report under “Risk Factors,” as well as under the “Risk Factors” sections in our Form 10-K for the year ended December 31, 2022 and in our Form 8-K filed February 13, 2023, as amended on March 31, 2023. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. The forward-looking statements contained in this report speak only as of the date of this report and are based on information available to us as of the date hereof, as well as on various assumptions, whether or not identified herein, and on Movella’s current expectations, beliefs, and assumptions and are not predictions of actual performance. Accordingly, forward-looking statements in this report should not be relied upon as representing Movella’s views as of any subsequent date. Except as required under the federal securities laws and rules and regulations of the SEC, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC. We qualify all of our forward-looking statements by these cautionary statements.
The Business Combination and Public Company Costs
Legacy Movella entered into the Business Combination Agreement with Pathfinder on October 3, 2022. Pursuant to the Business Combination Agreement, Merger Sub merged with and into Movella Inc. with Movella Inc. surviving the

Merger as a wholly owned subsidiary of Pathfinder. Upon the consummation of the Business Combination, Pathfinder was renamed Movella Holdings Inc. Movella Inc. was deemed the accounting predecessor and the combined entity will be deemed the successor SEC registrant, which means that Movella’s financial statements for previous periods will be disclosed in the registrant’s current and future periodic reports filed with the SEC. The Business Combination was accounted for as a reverse recapitalization as provided under GAAP. Under this method of accounting, Pathfinder was treated as the acquired company for financial statement reporting purposes. The most significant change in the successor’s future reported financial position and results was an increase in cash of approximately $58.0 million. Total transaction costs were approximately $29.2 million. New Movella is listed on the Nasdaq and trades under the ticker symbol “MVLA.” As Movella has become the successor to an SEC-registered and Nasdaq-listed company and as Movella’s current management team and business operations will comprise New Movella’s management and operations, New Movella has hired additional personnel and implemented procedures and processes to address public company regulatory requirements and customary practices. New Movella has incurred and will continue to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.
Overview of our Business
Movella is a global full-stack provider of integrated sensors, software, and analytics that enable the digitization of movement. Our solutions accelerate innovation and enable our customers, partners, and users to create extraordinary outcomes. Movella powers real-time character movement in digital environments, transforms movement into digital data that provides meaningful and actionable insights, renders digitized movement to enable the creation of sophisticated and true-to-life animated content, creates new forms of monetizable intellectual property with unique biomechanical digital content, and provides spatial movement orientation and positioning data. Partnering with leading global brands such as Electronic Arts, EPIC Games, 20th Century Studios, Netflix, Toyota, and Siemens and over 2,000 customers in total, we currently serve the entertainment, health and sports, and automation and mobility markets.* Additionally, we believe we are well-positioned to provide critical enabling solutions for applications in emerging high-growth markets such as the Metaverse, next-generation gaming, live streaming, digital health, and autonomous robots with recently introduced offerings and products currently in development.
Our full-stack product portfolio includes differentiated sensor fusion modules, motion capture systems, visualization software, and AI cloud analytics enabled by our proprietary technologies. By offering full-stack solutions, we provide our customers and partners with significant technology advantages in the areas of magnetic immunity, accuracy, and ease of use, among others. Our technologies are protected by our broad IP portfolio including 161 issued patents, 14 pending patent applications, extensive trade secrets, and decades of know-how.
We serve large and growing markets where digitized movement is critical to our customers’ success. In the entertainment market, our sensors and software are used by leading global motion picture studios, video game publishers and virtual creators for 3D character animation, and other applications such as virtual concerts. In the health and sports market, our solutions are used to provide actionable movement insights for applications such as elite athlete performance and recovery, patient injury prevention and rehabilitation, and ergonomic studies. In the automation and mobility market, our sensors are used as the movement and orientation intelligence in applications such as robotics and unmanned vehicles. We believe the addressable market opportunity of our current products is approximately $14 billion today and expected to scale to $20 billion in the next five years, with emerging high-growth markets representing additional meaningful upside to that.
We plan to continue to scale within our existing markets through global channel expansion and growth in our direct salesforce, further development and expansion of our independent application developer platform (which currently supports an ecosystem of 700+ third-party application developers), introductions of new products and software upgrades, enrichment of vTuber and Influencer applications, and potential new strategic partnerships.
In addition to our established markets, our solutions are a critical enabling technology for applications with significant potential in the Metaverse, next-generation gaming, live streaming, and other large, high-growth end markets. Applications include live streaming, virtual performances, monetizable “motion IP,” and virtual meetings with real-time digital representation. Our technology enables the creation and control of life-like digital characters and avatars with real-time 3D human body and facial movement. According to Bloomberg Intelligence, Metaverse and next-generation gaming have the potential to become $856 billion and $457 billion markets by 2025, respectively.

We derive our revenues from the sales of our integrated suite of sensors and right-to-use software licenses. We are in the process of transitioning from a one-time license to an annual subscription model. We sell our products through our direct global sales organization and through regional channel partners around the world. In 2022, approximately 38% of revenues were from our channel partners and the rest was direct, with both sales channels contributing GAAP gross margins of approximately 50%. We utilize an “asset-light” contract manufacturer model for the manufacturing of our sensor modules and wearable sensor systems and perform final calibration in-house to maintain consistently high quality and ensure the performance of the solutions.
Our success in developing our technologies, scaling our channel relationships globally, and expanding our applications has led to a continued track record of growth. For the years ended December 31, 2022 and 2021, our total revenues were $40.5 million and $34.4 million, respectively. We are headquartered in Henderson, Nevada with offices in Los Angeles and San Jose, California, Canada, the Netherlands, China, India and Taiwan. As of June 30, 2023, we had 241 employees worldwide.
___________________
*We believe these customers reflect those with which we are currently actively engaged in terms of our innovation and strategic opportunities across our target markets.
Factors Affecting Our Financial Condition and Results of Operations
As a result of multiple factors, our historical results of operations may not be comparable from period to period or going forward. Set forth below is a brief discussion of the key factors and variables that could impact our results of operations:
•Customer Relationships: We have strong customer relationships in the markets we serve. We derive our revenues from the sale of sensors solutions, and software licenses and subscriptions, and no individual customer represents 5% or more of our total revenues and many of our customers are reoccurring in nature.
•Investment in Research and Development and New Product Introductions: We have a strong track record of innovation and new product introductions (sensors and software) to maintain our position in the markets we serve. We remain committed to delivering technology that creates strong return on investment for our customers. We believe that establishing and maintaining a leading position as a full-stack provider is imperative to our growth.
•Investment in Sales and Marketing: Our sales and marketing efforts are a key component of our growth strategy. Our investments in this area have enabled us to build and sustain our customer base while creating long-term customer relationships. We plan to continue to invest in our sales and marketing efforts to grow our sales capacity, expand globally, enter new markets, scale our channel partner relationships, and advance our newer products.
•Business Combination with Pathfinder: On October 3, 2022 we entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, Motion Merger Sub, a newly formed direct, wholly-owned Delaware subsidiary of Pathfinder, merged with and into Movella Inc., with Movella Holdings Inc. surviving the merger. Existing stockholders of Movella Inc. received shares of common stock of Pathfinder in exchange for their shares of Movella Inc. Contemporaneous with the signing of the Business Combination Agreement, the Company and FP entered into the Commitment Letter, pursuant to which, among other things, FP provided financing in an aggregate amount of $75.0 million to the Company in connection with the transactions contemplated by the Agreement. The Business Combination resulted in an increase in cash of approximately $58.0 million, after deducting transaction-related expenses.
Coronavirus (“COVID-19”) Impact
As a result of COVID-19, we have taken precautionary measures in order to minimize the risk of the virus to our employees, our customers, and the communities in which we operate. Although the majority of our workforce now works remotely, there has been minimal disruption in our ability to ensure the effective operation of our software platforms and of the business overall. For more information on our operations and risks related to the COVID-19 pandemic, please see the section of our Annual Report on Form 10-K entitled “Risk Factors.”

Components of Results of Operations
Revenues
Product
Our Product revenues are primarily derived from the sale of Motion Capture Systems, Sensor Modules, and DOT Wearables. Motion Capture Systems include wearable sensors bundled with licensed software for character animation or human motion analysis. Sensor Modules include embedded algorithms and firmware for sensor fusion and software to produce useful information from raw sensor data. DOT Wearables include wearable sensors and a software development kit. Our Product revenues are generally recognized at a point in time.
Service
Our Service revenues are primarily derived from support contracts that are sold with our Motion Capture Systems and licensed on-premise software that entitle the customer to receive software updates to their on-premise license as well as access to our product support, software-as-a-service subscription revenues from our Kinduct Human Performance Software, and non-recurring engineering services we provide to certain customers that is generally for customization. The average term of both our support and software-as-a-service contracts is approximately 18 months, including both new contracts and renewals. Our Service revenues are generally recognized over time. Our MotionCloud platform is currently under development and available only in beta version to solicit initial customer feedback. As a result, we have received insignificant revenues to date from fees related to our MotionCloud platform.
While we continue to focus on increasing all of our revenue streams, we currently anticipate our Service revenue to increase as a percentage of total revenues as we transition our existing on-premise software to the cloud, and add new customers and as our existing customers continue to add new services and renew their subscriptions and support contracts.
Cost of Revenues
Product
Cost of Product revenues consist primarily of costs associated with the procurement of raw materials and manufacture of our sensor module solutions, amortization of certain acquired intangibles, shipping costs, and personnel-related expenses associated with manufacturing employees including salaries, benefits, and bonuses. Sensor hardware costs and the resultant gross margin may vary over time due to component pricing, supply chain variances, obsolescence, and product mix.
Service
Cost of Service revenues consist primarily of cost associated with hosting and delivery services for our platform to support our subscribers, software licensing fees, personnel-related expenses associated with our customer support operations, and amortization of certain acquired intangibles.
We currently expect cost of revenues, exclusive of amortization of acquired intangibles, to increase in absolute dollars as we continue to hire personnel, utilize additional cloud infrastructure, and incur higher software licensing fees in support of our revenue growth, and to fluctuate from period to period but generally decreasing over time as a percentage of revenues as we scale our business, and increase production at new lower cost third party contract manufacturers and shift to higher margin products.
Operating Expenses
Research and Development
Research and development expense consists primarily of personnel costs and related expenses, as well as costs related to third-party tools and labor. We continue to focus our research and development efforts on adding new features and products and increasing the functionality and enhancing the ease of use of our existing products.
We expect research and development expense to generally increase in absolute dollars as we continue to dedicate substantial resources to develop, improve and expand the functionality of our solutions, and to fluctuate from period to period but decrease generally over time as a percentage of revenues.

Sales and Marketing
Sales and marketing expenses consist primarily of personnel costs and related expenses, travel, advertising, marketing, promotional events and brand awareness activities.
We expect sales and marketing expenses to generally increase in absolute dollars as we continue to invest in acquiring new customers, and maintaining and growing our existing customer relationships, and to fluctuate from period to period but decrease generally over time as a percentage of revenues.
General and Administrative
General and administrative expenses consist primarily of personnel costs and related expenses for our administrative, legal, human resources, information technology, finance and accounting employees, and executives. Additionally, general and administrative expenses include professional service fees, insurance premiums, and other corporate expenses that are not allocated to the above expense categories.
We plan to continue to expand our business both domestically and internationally, and we expect to increase the size of our general and administrative function to support the growth of our business. We also expect that we will incur additional general and administrative expenses as a result of being a public company. We also expect to incur increased expenses related to accounting, tax and auditing activities, directors’ and officers’ insurance, SEC compliance, investor relations, and internal control compliance. We expect general and administrative expenses to fluctuate from period to period but decrease generally over time as a percentage of revenues.
Impairment of Intangible Assets
Impairment of intangible assets consists primarily of charges related to intangible assets whose carrying value exceeds the future estimated undiscounted cashflows associated with the assets.
Other Income (Expense)
Loss On Debt Extinguishment
Loss on debt extinguishment primarily relates to charges against unamortized debt discounts and debt issuance costs associated with refinancing or extinguishing certain debt instruments.
Change in Fair Value of Warrant Liabilities
Change in fair value of warrant liabilities primarily relates to the assumed Pathfinder warrants, which are accounted for as liabilities and marked to fair value at each reporting period. The resulting change in fair value is recorded as a gain or loss.
Debt Issuance Costs
Debt issuance costs are primarily related to the amount of Business Combination Agreement transaction costs allocated to the Venture Linked Notes, which upon election of the fair value option per ASC 825 were expensed as incurred.

Revaluation of Debt, net
Revaluation of debt, net primarily relates to the Venture Linked Notes, which are accounted for under the fair value option accounting election available under ASC 825 and marked to fair value at each reporting period. The resulting change in fair value is recorded as a gain or loss.
Interest Expense
Interest expense consists primarily of cash and non-cash interest on our debt instruments.
Interest Income
Interest income consists primarily of cash interest earned from our daily sweep accounts and money market funds.

Other Income (Expense), net
Other Income (Expense), net, consists primarily of sale of non-core assets and government subsidies as well as gain (loss) on foreign exchange transactions consisting of currency movements on transactions settled in other currencies during the year.
Income Tax Expense (Benefit)
Income tax expense consists primarily of income taxes in the United States and incomes taxes in certain foreign jurisdictions in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current U.S. income tax.
Net Loss Attributable to Non-Controlling Interests
Net loss attributable to non-controlling interests consists primarily of losses attributable to non-controlling interests in our consolidated variable interest entity, the Qingdao Joint Venture.

Comparison of the Three Months Ended June 30, 2023 and 2022
Revenues

	Three Months Ended June 30,		Change
	2023	2022	$	%
	(unaudited) (dollars in thousands)
Revenues
Product	$6,550	$7,064	$(514)	(7)%
Service	1,809	1,513	296	20%
Product
Product revenue decreased by $0.5 million in the three months ended June 30, 2023, as compared to the corresponding period in 2022, primarily due to $0.3 million decreased sales of our inertial sensor modules and Wearables solution, which are being negatively impacted by the 2023 Hollywood labor disputes as productions have been canceled or delayed, and headwinds from the diversion of government funding away from certain of our customers due to the war in Ukraine; and $0.2 million decreased sales at the Qingdao Joint Venture. The effect of COVID-related shutdowns in certain geographies negatively impacted top-line revenues as potential customers were prevented from engaging in activities that require the use of our products, such as motion capture filming, thus temporarily reducing shipment volume in certain geographies that experienced COVID-related shutdowns.
Service
Service revenue increased by $0.3 million in the three months ended June 30, 2023, as compared to the corresponding period in 2022, primarily due to increased sales of support and maintenance service contracts and timing of non-recurring engineering services. The effect of COVID-related shutdowns in certain geographies negatively impacted top-line revenues as potential customers were prevented from engaging in activities that require the use of our products, such as motion capture filming, thus temporarily reducing product shipment volume and the accompanying service revenue in certain geographies that experienced COVID-related shutdowns.

Cost of Revenues and Gross Profit

	Three Months Ended June 30,		Change
	2023	2022	$	%
	(unaudited) (dollars in thousands)
Cost of revenues
Product	$2,971	$3,184	$(213)	(7)%
Service	944	1,137	(193)	(17)%
Gross profit
Product	3,579	3,880	(301)	(8)%
Service	865	376	489	130%
Product
Product cost of revenues decreased by $0.2 million and Product gross profit decreased by 8% in the three months ended June 30, 2023, compared to the corresponding period in 2022. The decrease in Product cost of revenues was primarily due to lower volume of shipments. The effect of COVID-related supply chain disruptions also negatively impacted our Product cost of revenues through an increase in unplanned materials cost.
Service
Service cost of revenues decreased $0.2 million in the three months ended June 30, 2023, compared to the corresponding period in 2022 due primarily to the end of amortizable life of certain acquired intangible assets.
Operating Expenses

	Three Months Ended June 30,		Change
	2023	2022	$	%
	(unaudited) (dollars in thousands)
Research and development	$2,203	$4,273	$(2,070)	(48)%
Sales and marketing	3,785	3,660	125	3%
General and administrative	6,192	3,140	3,052	97%
Research and development expense decreased $2.1 million in the three months ended June 30, 2023, compared to the corresponding period in 2022, primarily due to decreased payroll of $1.8 million as we realized the effects of our cost saving measures implemented in the second quarter of 2022, and a decrease in engineering expenses of $0.2 million in the three months ended June 30, 2023, as compared to the three months ended June 30, 2022.
Sales and marketing expense increased $0.1 million in the three months ended June 30, 2023, compared to the corresponding period in 2022, primarily due to decreased payroll of $0.3 million as we realized the effects of our cost saving measures implemented in the second quarter of 2022, offset by an increase in our reserve for credit losses of $0.3 million and additional spend on consulting services of $0.1 million in the three months ended June 30, 2023, as compared to the three months ended June 30, 2022.
General and administrative expense increased $3.1 million in the three months ended June 30, 2023, compared to the corresponding period in 2022, primarily due to $1.5 million of infrequent costs related to the Business Combination and $1.3 million related to costs of being a public company, including fees for audit, director's and officer's insurance, legal, consulting, tax, capital markets, and compliance; as well as a $0.2 million increase in payroll as we increased full time equivalents in order to meet the demands of being a publicly traded company in the three months ended June 30, 2023, as compared to the three months ended June 30, 2022.

Other Income (Expense)

	Three Months Ended June 30,		Change
	2023	2022	$	%
	(unaudited) (dollars in thousands)
Change in fair value of warrant liabilities	$288	$—	$288	NM
Revaluation of debt, net	(7,292)	—	(7,292)	NM
Interest expense	(8)	(655)	(647)	(99)%
Interest income	623	2	621	NM
Other income, net	149	65	84	129%
Change in fair value of warrant liabilities resulting in a gain of $0.3 million in the three months ended June 30, 2023 primarily relates to the Pathfinder warrants assumed in the Business Combination Agreement, which are accounted for as liabilities and marked to fair value at each reporting period. The resulting change in fair value is recorded as a gain or loss. No such gain or loss occurred in the three months ended June 30, 2022.
Revaluation of debt, net resulting in a loss of $7.3 million primarily relates to the Venture Linked Notes, which are accounted for under the fair value option accounting election available under ASC 825 and marked to fair value at each reporting period. The resulting change in fair value is recorded as a gain or loss. No such gain or loss occurred in the three months ended June 30, 2022.
Interest expense consists of interest incurred from outstanding debt and notes payable. Interest expense decreased $0.6 million in the three months ended June 30, 2023 compared to the three months ended June 30, 2022, primarily as a result of the debt refinancings and issuances that took place in fiscal year 2022 as well as the issuance of the Venture Linked Notes on February 10, 2023, which is accounted for under the fair value option per ASC 825 and thus any change in fair value of the Venture Linked Notes related to accretion of interest is recorded in the financial statement caption "Revaluation of debt, net" instead of "Interest expense". The interest expense recorded in the three months ended June 30, 2022 primarily related to the Eastward term loan, SVB Term Loan, accretion on the Kinduct deferred payout, and non-cash interest expense related to the amortization of debt discounts and issuance costs.
Interest income increased by $0.6 million in the three months ended June 30, 2023 primarily due to cash interest earned from our daily sweep accounts and money market funds related to the proceeds received from the Business Combination Agreement that was consummated on February 10, 2023. Interest income in the three months ended June 30, 2022 was nominal.
Other income (expense), net primarily reflects recognition of government subsidies and foreign currency exchange gains and losses.
Income Tax Expense (Benefit)

	Three Months Ended June 30,		Change
	2023	2022	$	%
	(unaudited) (dollars in thousands)
Income tax expense (benefit)	$71	$(337)	$408	NM
Our effective tax rate differs from statutory rate of 21% for U.S. federal income tax purposes due to the effects of the valuation allowance and certain permanent differences as it pertains to book-tax differences in the value of client equity securities received for services.
We file income tax returns in the United States and state and foreign jurisdictions. To the extent we have tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state or foreign tax authorities to the extent utilized in a future period.

Comparison of the Six Months Ended June 30, 2023 and 2022
Revenues

	Six Months Ended June 30,		Change
	2023	2022	$	%
	(dollars in thousands)
Revenues
Product	$14,209	$15,164	$(955)	(6)%
Service	3,317	2,921	396	14%
Product
Product revenue decreased by $1.0 million in the six months ended June 30, 2023 as compared to the corresponding period in 2022, primarily due to a $0.9 million decrease from lower volume shipments of our wearable solutions product and related on-premise software license revenue as well as lower volume shipments of our inertial sensor modules; our sales are being negatively impacted by the 2023 Hollywood labor disputes as productions have been canceled or delayed, and headwinds from the diversion of government funding away from certain of our customers due to the war in Ukraine.
Service
Service revenue increased by $0.4 million in the six months ended June 30, 2023 as compared to the corresponding period in 2022, primarily due to increased sales of support and maintenance contracts sold with our motion capture solutions and the timing of non-recurring engineering services.
Cost of Revenues and Gross Profit

	Six Months Ended June 30,		Change
	2023	2022	$	%
	(dollars in thousands)
Cost of revenues
Product	$5,332	$6,773	$(1,441)	(21)%
Service	2,154	2,250	(96)	(4)%
Gross profit
Product	8,877	8,391	486	6%
Service	1,163	671	492	73%
Product
Product cost of revenues decreased by $1.4 million and Product gross profit increased by 6% in the six months ended June 30, 2023 compared to the corresponding period in 2022. The decrease in Product cost of revenues was primarily due to lower volume sales of finished goods associated with the decline in revenues. The increase in Product gross profit was primarily due to certain acquired intangible assets meeting the end of their amortizable life.
Service
Service cost of revenues decreased by $0.1 million and Service gross profit increased by 73% in the six months ended June 30, 2023 compared to the corresponding period in 2022. The decrease in Service cost of revenues was primarily due to certain acquired intangible assets meeting the end of their amortizable life, which also drove the increase in Service gross profit.

Operating Expenses

	Six Months Ended June 30,		Change
	2023	2022	$	%
	(dollars in thousands)
Research and development	$5,107	$7,809	$(2,702)	(35)%
Sales and marketing	7,265	7,100	165	2%
General and administrative	10,149	6,477	3,672	57%
Impairment of intangible assets	4,657	—	4,657	NM
Research and development expense decreased $2.7 million in the six months ended June 30, 2023 compared to the corresponding period in 2022, primarily due to decreased payroll of $1.8 million which is related to decreased full time equivalents as we realized the benefits of the June 2022 reduction in force, $0.4 million lower engineering costs, and a $0.3 million decrease in outside services.
Sales and marketing expense increased $0.2 million in the six months ended June 30, 2023 compared to the corresponding period in 2022, primarily due to decreased payroll of $0.7 million which is related to decreased full time equivalents as we realized the benefits of the June 2022 reduction in force, offset by an increase in the allowance for credit losses of $0.6 million and an increase in stock-based compensation of $0.2 million.
General and administrative expense increased $3.7 million in the six months ended June 30, 2023 compared to the corresponding period in 2022, primarily due to $1.5 million of infrequent costs related to the Business Combination and $1.8 million of costs related to being a public company, including fees for audit, director's and officer's insurance, legal, consulting, tax, capital markets, and compliance; as well as a $0.3 million increase in payroll as we increased full time equivalents in order to meet the demands of being a publicly traded company.
Impairment of intangible assets increased to $4.7 million in the six months ended June 30, 2023, compared to the corresponding period in 2022, primarily due to the occurrence of a triggering event wherein our market capitalization was below the book value of our assets, accordingly certain acquired intangible assets were assessed to determine if their carrying value was above their fair value, with such analysis resulting in the impairment charge.
Other Income (Expense)

	Six Months Ended June 30,		Change
	2023	2022	$	%
	(dollars in thousands)
Loss on debt extinguishment	$(107)	$—	$(107)	NM
Change in fair value of warrant liabilities	1,678	—	1,678	NM
Debt issuance costs	(7,945)	—	(7,945)	NM
Revaluation of debt, net	24,576	—	24,576	NM
Interest expense	(180)	(1,055)	875	(83)%
Interest income	879	6	873	NM
Other income, net	34	148	(114)	(77)%
Loss on debt extinguishment of $0.1 million in the six months ended June 30, 2023 consists primarily of charges against unamortized debt discounts and debt issuance costs associated with refinancing or extinguishing certain debt instruments. No such expense occurred in the six months ended June 30, 2022.
Change in fair value of warrant liabilities resulting in a gain of $1.7 million in the six months ended June 30, 2023 primarily relates to the Pathfinder warrants assumed in the Business Combination Agreement, which are accounted for as liabilities and marked to fair value at each reporting period. The resulting change in fair value is recorded as a gain or loss. No such gain or loss occurred in the six months ended June 30, 2022.

Debt issuance costs of $7.9 million in the six months ended June 30, 2023 is primarily related to the direct and incremental amount of Business Combination Agreement transaction costs allocated to the Venture Linked Notes, which upon election of the fair value option per ASC 825 were expensed as incurred. No such gain or loss occurred in the six months ended June 30, 2022.
Revaluation of debt, net resulting in a gain of $24.6 million primarily relates to the Venture Linked Notes, which are accounted for under the fair value option accounting election available under ASC 825 and marked to fair value at each reporting period. The resulting change in fair value is recorded as a gain or loss. No such gain or loss occurred in the six months ended June 30, 2022.
Interest expense consists of interest incurred from outstanding debt and notes payable. Interest expense decreased $0.9 million in the six months ended June 30, 2023 compared to the six months ended June 30, 2022, primarily as a result of the debt refinancings and issuances that took place in fiscal year 2022 as well as the issuance of the Venture Linked Notes on February 10, 2023, which is accounted for under the fair value option per ASC 825 and thus any change in fair value of the Venture Linked Notes related to accretion of interest is recorded in the financial statement caption "Revaluation of debt, net" instead of "Interest expense". The Company recorded $0.2 million of non-cash interest expense in the six months ended June 30, 2023 related to $0.1 million accretion of the Kinduct deferred payout and $0.1 million of non-cash interest expense related to the amortization of debt discount and accretion of the convertible notes issued in March 2022. The interest expense recorded in the six months ended June 30, 2022 primarily related to the Eastward term loan, the SVB Term Loan, accretion on the Kinduct deferred payout, and non-cash interest expense related to the amortization of debt discounts and issuance costs.
Interest income increased by $0.9 million in the six months ended June 30, 2023 primarily due to cash interest earned from our daily sweep accounts and money market funds related to the proceeds received from the Business Combination Agreement that was consummated on February 10, 2023. Interest income in the six months ended June 30, 2022 was nominal.
Other income (expense), net primarily reflects recognition of government subsidies and foreign currency exchange gains and losses. The $0.1 million decrease for the six months ended June 30, 2023 compared to the corresponding period in 2022 was primarily due to a $0.1 million foreign exchange loss, and a $0.1 million decrease in the amount of other income recognized from government subsidies for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022.
Income Tax Expense (Benefit)

	Six Months Ended June 30,		Change
	2023	2022	$	%
	(dollars in thousands)
Income tax expense (benefit)	$129	$(322)	$451	NM
Our effective tax rate differs from statutory rate of 21% for U.S. federal income tax purposes due to the effects of the valuation allowance and certain permanent differences as it pertains to book-tax differences in the value of client equity securities received for services.
We file income tax returns in the United States and state and foreign jurisdictions. To the extent we have tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state or foreign tax authorities to the extent utilized in a future period.
Liquidity and Capital Resources
Since inception, we have financed our operations primarily through the net proceeds we have received from the sales of our convertible preferred stock and common stock and through payments received from customers and borrowings under our credit facilities. Since our inception, we have generated losses from our operations as reflected in our accumulated deficit of $140.0 million as of June 30, 2023 and negative cash flows from operating activities. We expect to continue to incur operating losses and generate negative cash flows from operations for the foreseeable future due to the investments we will continue to make in research and development and sales and marketing and due to additional general and administrative costs we expect to incur as a public company. As a result, we may require additional capital resources to execute strategic initiatives to grow our business.

As of June 30, 2023, we had cash and cash equivalents of $51.0 million, including $1.0 million held in China and subject to transfer and other restrictions as described below, of which $0.6 million was held by the Qingdao JV and $0.4 million was held by our wholly owned entities in China and Hong Kong, and principal amount of debt outstanding of $75.4 million.
On February 10, 2023 we consummated the Business Combination Agreement with Pathfinder Acquisition Corporation whereby through a series of transactions, New Movella received approximately $58.0 million of net cash proceeds after transaction costs and repayment of debt. The Note Purchase Agreement also contains a financial covenant requiring us to achieve positive adjusted EBITDA on a consolidated basis for the most recently ended four-quarter period, commencing with the last day of the fiscal quarter ending June 30, 2024 and as of the last day of each fiscal quarter thereafter. While there has been substantial doubt in prior periods about our ability to continue as a going concern, given the above we believe we have sufficient liquidity to continue as a going concern for at least one year from the date of issuance of these financial statements. In addition, we hold a substantial amount of non-marketable equity securities that could be divested in order to provide liquidity as we deem fit. Our future capital requirements will depend on many factors, including: our growth rate; the timing and extent of spending to support our research and development efforts; capital expenditures to build out new facilities and purchase hardware and software; the expansion of sales and marketing activities; and our continued investment in our IT infrastructure to support our growth. In addition, we may enter into additional strategic partnerships as well as agreements to acquire or invest in complementary products, teams and technologies, including intellectual property rights, which could increase our cash requirements. As a result of these and other factors, we may be required to seek additional equity or debt financing sooner than we currently anticipate. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. In particular, the COVID-19 pandemic, which has caused disruption in the global financial markets, and rising interest rates may reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, and financial condition would be materially and adversely affected. Approximately $1.5 million and $4.1 million of our cash and cash equivalents balance were held outside of the United States as of June 30, 2023 and December 31, 2022, respectively. There are restrictions on our ability to transfer cash and cash equivalents of $1.0 million held outside of the U.S. by our subsidiaries in China and Hong Kong and the Qingdao JV as of June 30, 2023. These restrictions include restrictions on the ability of these entities to pay dividends under current People’s Republic of China (“PRC”) laws and regulations, restrictions on foreign currency exchange, and, for the Qingdao JV, requirements that the cash held by the Qingdao JV be used solely in connection with the joint venture’s operations. As of June 30, 2023, $0.6 million in cash and cash equivalents held by the Qingdao JV were subject to such requirements. In addition, the PRC government may take measures at its discretion from time to time to restrict access to cash held in our China subsidiaries and the Qingdao JV, and may take similar measures in the future with respect to cash held in our Hong Kong subsidiary.
The Business Combination provided substantially all of the funding necessary to continue as a going concern. We expect to fund our operations in the near-term through a combination of funding sources, including through the use of our existing cash and cash equivalent balances, our expected cash flows from product sales, as well as the issuance of new equity, debt, or other securities.
Over the longer term, our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our sales and marketing and research and development expenditures, and the continuing market acceptance of our solutions. In the event that we need to borrow funds or issue additional equity or other securities, we cannot assure you that any such additional financing will be available on terms acceptable to us, if at all. In addition, any future borrowings may result in additional restrictions on our business, and any issuance of additional equity or other securities may result in dilution to investors. If we are unable to raise additional capital when we need it, it would harm our business, results of operations and financial condition.

Cash Flows
The following table summarizes our cash flows for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022
	(unaudited) (in thousands)
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(14,570)	$(11,183)
Investing activities	(2,174)	(455)
Financing activities	53,668	7,090
Effect of foreign exchange rate changes on cash and cash equivalents	(250)	(443)
Net increase (decrease) in cash and cash equivalents	$36,674	$(4,991)
Operating Activities
We have historically used cash in operating activities due to our net losses, adjusted for changes in our operating assets and liabilities, particularly from accounts receivable, inventories, prepaid expenses and other assets, accounts payable and accrued expenses, deferred revenue and non-cash expense items such as depreciation and amortization, stock-based compensation expense, and revaluation gains and losses.
For the six months ended June 30, 2023, cash used in operating activities was $14.6 million which was primarily the result of $1.7 million of net income in the period, $7.9 million non-cash loss on debt issuance costs, $4.7 million non-cash loss on impairment of intangible assets, $1.2 million of share-based compensation, $1.0 million depreciation and amortization, non-cash additions to reserves of $0.8 million, offset by a $24.6 million non-cash gain on debt revaluation and $1.7 million non-cash gain on warrant revaluation, with $6.2 million of cash used in working capital and the remainder $0.6 million composed of miscellaneous items. For the six months ended June 30, 2022 cash used in operating activities was $11.2 million which was primarily the result of a net loss of $12.9 million, cash used in working capital of $3.1 million, partially offset by non-cash expenses $3.6 million of depreciation and amortization and $0.6 million of share-based compensation.
Investing Activities
Our investing activities consist of capital expenditures for property and equipment purchases, additions to capitalized software, and purchases of intellectual property. Our capital expenditures for property and equipment have primarily been for general business purposes, including machinery and equipment, leasehold improvements, and software and computer equipment used internally.
For the six months ended June 30, 2023, cash used in investing activities was $2.2 million consisting of $1.5 million for additions to capitalized software and $0.6 million for purchase of property and equipment. For the six months ended June 30, 2022, cash used in investing activities was $0.5 million, primarily due to $0.3 million purchases of property and equipment and $0.2 million purchase of intangible assets .
Financing Activities
Cash generated by financing activities includes proceeds from borrowings under our credit facilities, proceeds from issuance of common stock, proceeds from our issuance of common stock following employee stock option exercises, and proceeds from the issuance of convertible preferred stock. Cash used in financing activities primarily includes repayment of debt under our credit facilities and payment of debt and equity issuance costs.
For the six months ended June 30, 2023, cash provided by financing activities was $53.7 million consisting primarily of proceeds of $75.0 million from the issuance of the Venture Linked Notes, $36.0 million gross proceeds from the Pathfinder trust, partially offset by $25.6 million repayment of the Pre-Close Notes, $18.7 million payment of equity issuance costs, payment of debt issuance costs of $8.8 million, and repayment of the Kinduct deferred payout of $4.4 million. For the six months ended June 30, 2022, cash provided by financing activities was $7.1 million, consisting primarily of $4.9 million from the issuance of the convertible notes, $1.5 million proceeds from the exercise of stock options, and $1.0 million from the refinanced SVB term loan, partially offset by principal repayments of $0.3 million on the old SVB term loan.
Debt Obligations
As of June 30, 2023, we had the following debt obligations outstanding (in thousands):

Lender	Agreement Date	Maturity Date	Annual Interest Rate	Maximum Borrowing Amount(1)	Amount Outstanding at June 30, 2023(2)
Venture Linked Note	Feb. 10, 2023	Feb. 10, 2028	9.25% PIK	$75,000	$77,661
ACOA Loans	June 9, 2020	Varies	N/A	Varies	433
(1)Maximum borrowing amount includes principal only.
(2)Amount outstanding at June 30, 2023 includes principal and accrued interest, as applicable.
Borrowings
Pre-Merger Senior Secured Notes and Venture Linked Notes
On November 14, 2022, Movella and certain of its subsidiaries, Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent, and Credit Partners II AIV, L.P. and FP Credit Partners Phoenix II AIV, L.P., as purchasers (the “Purchasers”), entered into a Note Purchase Agreement (the “Note Purchase Agreement”) pursuant to which, (a) Movella issued and sold to the Purchasers, and the Purchasers purchased, senior secured notes of the Company in an aggregate original principal amount of $25 million (the “Pre-Close Facility” or "Pre-Close Notes"), and (b) subject to the fulfillment of certain conditions precedent (including the consummation of the Merger), Movella agreed to issue and sell to the Purchasers, and the Purchasers agreed to purchase, on the Closing Date, senior secured venture-linked notes in an aggregate original principal amount of $75 million (the “VLN Facility”), in each case, for the consideration (including via a deemed sale and purchase, as applicable), as set forth in the Note Purchase Agreement.
The obligations of Movella under the Note Purchase Agreement are guaranteed by certain of our subsidiaries and secured by substantially all of Movella's and such subsidiaries’ assets. Upon consummation of the Merger, New Movella will also be required to become a secured guarantor of the obligations under the Note Purchase Agreement.
The commitment to provide the VLN Facility terminates upon the earliest to occur of (i) the termination of the Business Combination Agreement in accordance with its terms prior to the Closing Date and (ii) April 30, 2023, if the Merger has not been consummated on or prior to April 30, 2023 (the “VLN Termination Date”). The Merger was consummated on February 10, 2023 and thus the Closing Date occurred.
The proceeds of the Pre-Close Facility were used, in part, to refinance certain existing debt of Movella and our subsidiaries and to pay a portion of the transaction expenses associated with the financing arrangements contemplated by the Commitment Letter (the “FP Financing”), with the remaining proceeds available for growth and working capital and general corporate purposes. A portion of the proceeds of the VLN Facility were used on the Closing Date to refinance the Pre-Close Facility and to pay transaction expenses associated with the FP Financing. After the Closing, the remaining proceeds of the VLN Facility are available for growth and working capital and general corporate purposes.
The interest rate per annum applicable to notes under the Note Purchase Agreement is 9.25%. With respect to the notes evidencing the VLN Facility, interest is paid in kind on the last business day of each calendar quarter commencing with the calendar quarter ending immediately after the Closing Date. Interest is also payable in cash on the Closing Date or the date of any prepayment or repayment of notes (subject however, in certain cases, to the payment of a contractual return, if such contractual return is greater than the amount of all accrued and unpaid interest (other than default interest, if any)). Subject to certain exceptions in connection with certain qualified refinancing events and the repayment of the Pre-Close Facility on the Closing Date, on the date of any voluntary or mandatory prepayment or acceleration of the notes under the Note Purchase Agreement, a scheduled contractual return is required to be paid, if greater than the amount of all accrued and unpaid interest (other than default interest, if any). When such contractual return is paid, such contractual return will be deemed to constitute payment of all accrued and unpaid interest (other than default interest, if any) on the principal amount of notes so prepaid, repaid or accelerated, as applicable, including all interest on the notes that was previously paid in kind. After the Closing, New Movella will have the right, subject to certain exceptions, to cause the Grantees (or their permitted assignees) to sell all or a portion of the shares purchased by such entities in the Tender Offer and the Private Placement at any time in its sole discretion over the life of the VLN Facility, and a percentage of the proceeds (which percentage is a function of when proceeds are generated, based on a predetermined schedule with a sliding scale) of any such sale shall be applied as a credit against the outstanding obligations under of the VLN Facility upon a repayment of the VLN Facility in full or a refinancing event.
As the Closing occurred on February 10, 2023, the maturity of the VLN Facility will be five years after the Closing Date on February 10, 2028. There are no regularly scheduled amortization payments on either the Pre-Close Facility or the VLN Facility until the maturity date therefor, however, there are customary mandatory prepayment events in connection with the receipt of net proceeds from extraordinary receipts and dispositions (subject, in the case of dispositions, to certain customary exceptions and customary reinvestment rights), debt issuances and upon events specified in the Note Purchase Agreement to be a change of control, and the Pre-Close Facility is required to be refinanced in full on the Closing Date with a portion of the proceeds of the VLN Facility. The Pre-Close Facility and VLN Facility may be optionally prepaid in whole or in part. All such prepayments are required to be accompanied by accrued and unpaid interest on the amount prepaid or if greater (excluding default interest, if any), payment of the contractual return.
The Atlantic Canada Opportunities Agency Loans
Kinduct has applied for non-interest bearing, unsecured term loans with a monthly installment repayment from the Atlantic Canada Opportunities Agency (“ACOA”) in 2011, 2013, and 2019. These three loans are scheduled to be repaid in 2024, 2024, and 2029, respectively. In 2021, Kinduct entered into an amendment to reduce the monthly repayments to $200 for these outstanding ACOA loans for the period from July 2021 to December 2022, July 2021 to December 2022, and October 2021 to December 2022, respectively. As of June 30, 2023 and 2022, we had recorded a total debt of $0.4 million and $0.5 million related to these loans.
Off-Balance Sheet Arrangements
During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical Accounting Policies and Estimates
In the notes to our audited consolidated financial statements as of and for the year ended December 31, 2022 and in “Exhibit 99.1 Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Form 8-K/A filed on March 31, 2023, we have disclosed those accounting policies that we consider to be significant in determining our results of operations and financial condition. There have been no material changes to those policies that we consider to be significant since the filing of our Form 8-K/A. The accounting principles used in preparing our unaudited condensed consolidated financial statements conform in all material respects to accounting principles generally accepted in the U.S.
Recently Adopted Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) to replace the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. We adopted ASU 2016-13 on January 1, 2023 which did not have a material impact on our condensed consolidated financial statements.
Accounting Pronouncements Not Yet Adopted
In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-

converted method. ASU 2020-06 is effective for private companies’ fiscal years beginning after December 15, 2023, respectively, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We are currently evaluating the timing of adoption and the impact of this ASU on our condensed consolidated financial statements.
Item 3. Quantitative and Qualitative Disclosures about Market Risk
Concentration of Credit Risk
We are exposed to the credit risk of our customers. We market and sell our products worldwide and attribute revenues to the geography where product is shipped. No single direct or indirect customer accounted for 10% or more of our revenues in the three months ended June 30, 2023.
Sales to customers in Asia accounted for approximately 38% and 37% of our revenues for the three months ended June 30, 2023 and 2022, respectively. Sales to customers in North America accounted for approximately 35% and 33% respectively for the three months ended June 30, 2023 and 2022, respectively, while sales to customers in Europe accounted for approximately 24% and 30% for the three months ended June 30, 2023 and 2022, respectively. Sales to customers in other geographies accounted for approximately 3% and 0% in the three months ended June 30, 2023 and 2022, respectively.
Concentrations in the Available Sources of Supply of Materials and Product
Although most components essential to our business are generally available from multiple sources, certain components are currently obtained from single or limited sources. We also compete for various components with other participants in the markets for motion sensing components. Therefore, many components used by us, including those that are available from multiple sources, are at times subject to industry-wide shortage and significant commodity pricing fluctuations.
We have entered into agreements for the supply of many components; however, there can be no guarantee that we will be able to extend or renew these agreements on similar terms, or at all.
Substantially all of our hardware products are manufactured by outsourcing partners that are located primarily in Europe with second source manufacturing in Asia.
Foreign Currency Risk
Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Substantially all of our revenues are denominated in Euros, U.S. dollars or Canadian Dollars. Our expenses are generally denominated in the currencies in which our operations are located, which are primarily in the Netherlands, United States and Canada. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchanges rates applicable to our business would have increased or decreased our revenues by approximately $1.2 million. Actual gains and losses in the future may differ materially from the hypothetical gains and losses discussed above based on changes in the timing and amount of foreign currency exchange rate movements.
Interest Rate Risk
We had cash and cash equivalents of $51.0 million and $14.3 million as of June 30, 2023 and December 31, 2022, respectively, consisting of bank deposits, commercial paper, U.S. government securities, corporate bonds, and money market funds. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest expense have not been significant. As of June 30, 2023, we had total outstanding principal amount of debt of $75.4 million.
We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. Our exposure to interest rates relates to the change in the amounts of interest we must pay on our borrowings to the extent they are subject to variable interest rates. Our Francisco Partners Venture Linked Notes bear PIK interest at 9.25% and thus is not subject to variable interest rates. Our ACOA Loan are interest-free. The effect of a hypothetical 10% change in interest rates on the fair value of outstanding debt would result in approximately zero additional interest expense on our consolidated financial statements. For more information on the structure of interest rates under our debt instruments, see “—Liquidity and Capital Resources—Debt Obligations” above.
Inflation Risk
Our results of operations and cash flows are subject to risks from inflation. We have been able to offset increased costs as a result of inflation through price increases to date. We cannot, however, be certain that we will be able to continue to offset such higher costs as a result of inflationary pressures through price increases. Our inability to do so could harm our business, financial condition, and results of operations.
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, that are designed to ensure information required to be disclosed in our reports that we file or furnish pursuant to the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), as appropriate to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and the participation of our management, including our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Quarterly Report on Form 10-Q, that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective at the reasonable assurance level as of such date, due to the material weakness in our internal control over financial reporting described below. Notwithstanding the identified material weakness, management has concluded that the condensed consolidated financial statements included in this Form 10-Q present fairly, in all material respects, the Company’s financial position, results of operations, and cash flows for the periods disclosed in accordance with GAAP.

Remediation Efforts to Address the Previously Disclosed Material Weakness

A material weakness in our internal control over financial reporting was identified as of December 31, 2022, and remains unremediated at June 30, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified was (1) a lack of sufficient accounting and financial reporting personnel to properly analyze and ensure timely management review in the financial close and reporting process and (2) controls related to journal entries were not designed and implemented to prevent segregation of duties issues and sufficient reviews were not always occurring. Management continues to review and make necessary changes to the overall design of our internal control environment, including implementing additional internal controls over journal entries. We have added additional internal and external resources to our finance function to enhance the effectiveness of internal controls over financial reporting. The material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Although we plan to complete this remediation process as quickly as possible, we cannot estimate at this time how long it will take.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the period covered by this Quarterly Report on Form 10-Q that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Part II - Other Information
Item 1. Legal Proceedings

For a discussion of legal proceedings as of June 30, 2023, see Note 13., “Commitments and Contingencies - Litigation and Asserted Claims” in the Notes to Condensed Consolidated Financial Statements in Part I, Item 1. of this Quarterly Report on Form 10-Q, which is incorporated to this item by reference.
Item 1A. Risk Factors

The risks described in "Risk Factors" in our Form 10-K for the year ended December 31, 2022 and in our Form 8-K/A filed March 31, 2023 could materially and adversely affect our business, financial condition, and results of operations, and cause the trading price of our common stock to decline. Our business, financial condition, and results of operations may be affected by factors that are not presently known to us or that we currently consider to be immaterial to our operations. Due to risks and uncertainties, known and unknown, our historical financial results may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. The “Risk Factors” sections in our Form 10-K for the year ended December 31, 2022 and in our Form 8-K/A filed March 31, 2023 remain current in all material respects, except for the following additional risk factor identified in the three months ended June 30, 2023:

Labor disputes in the entertainment industry have had, and may continue to have, an adverse effect on the Company’s business.

A large number of our customers use our products for the production of movies and television, and such productions are dependent on the services of writers, directors, actors and other talent as well as trade employees and others who are subject to collective bargaining agreements in the motion picture industry, both in the U.S. and internationally. If expiring collective bargaining agreements are not timely renewed, then it is possible that the affected unions could take action in the form of strikes or work stoppages. For example, on May 2, 2023, the Writers Guild of America went on strike as a result of a labor dispute with the Alliance of Motion Picture and Television Producers (the “AMPTP”), and on July 14, 2023, the Screen Actors Guild – American Federation of Television and Radio Artists, or SAG-AFTRA, the American actors' union, also went on strike as a result of a labor dispute with the AMPTP (collectively, the “2023 Hollywood labor disputes”). The 2023 Hollywood labor disputes have negatively impacted sales of our inertial sensor modules and Wearables solution (and accordingly, our Product revenues), as productions have been canceled or delayed. The duration of the 2023 Hollywood labor disputes is unknown and any continued, or increase in, production delays or cancellations as a result of the 2023 Hollywood labor disputes or any future similar events, would likely have an adverse effect on our business and demand for our products will be adversely affected.

Item 6. Exhibits
(a)Exhibits.

Exhibit Number	Description

3.1	Certificate of Incorporation of Movella Holdings Inc. (incorporated by reference from Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed on February 13, 2023).

3.2	Amended and Restated Bylaws of Movella Holdings Inc. (incorporated by reference from Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed on February 13, 2023).

4.1	Form of Specimen Common Stock Certificate of Movella Holdings Inc. (incorporated by reference from Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed on February 13, 2023).

4.2	Form of Specimen Warrant Certificate of Movella Holdings Inc. (incorporated by reference from Exhibit 4.2 to the registrant’s Current Report on Form 8-K filed on February 13, 2023).

4.3*
Warrant Agreement, dated as of February 16, 2021, between Continental Stock Transfer & Trust Company and Pathfinder Acquisition Corporation (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-4 (File No. 333-268068).

Exhibit Number	Description
4.4	Description of Securities (incorporated by reference from Exhibit 4.4 to the registrant’s Current Report on Form 8-K filed on February 13, 2023).

31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1#	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2#	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
_______________

*	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted exhibits and schedules to the SEC upon its request.
#	In accordance with Item 601(b)(32)(ii) of Regulation S‑K and SEC Release No. 34‑47986, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Quarterly Report on Form 10‑Q and will not be deemed “filed” for purposes of Section 18 of the Exchange Act or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933 except to the extent that the Company specifically incorporates it by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Movella Holdings Inc.

	By:	/s/ Ben A. Lee
Ben A. Lee
President and Chief Executive Officer
Principal Executive Officer

	By:	/s/ Stephen Smith
Stephen Smith
Chief Financial Officer
Principal Financial and Accounting Officer
Date: August 11, 2023